OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GeoOrbital Inc.

17 Properzi Way,
Somerville, MA 02413

https://www.geoo.com/



714 shares of Common Non-Voting Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 76,428* shares of Common Non-Voting Shares ($1,069,992.00)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 714 shares of Common Non-Voting Shares ($9,996.00)

Company	GeoOrbital Inc.
Corporate Address	17 Properzi Way, Somerville, MA 02413
Description of Business	The Company develops and sells an "all-in-one" electric wheel that can be attached to almost any vehicle to make it electric. The companies current focus is primarily on bicycles. The company also develops alternative electric vehicles based on its proprietary platform.
Type of Security Offered	Common Non-Voting Shares
Purchase Price of Security Offered	$14.00
Minimum Investment Amount (per investor)	$504.00

Perks**

Invest $2,000 and receive a 10% discount ($12.60/per share) on Common Non-Voting Shares, and a 10% discount on product purchases**

Invest $5,000 and receive a 14% discount ($12.04/per share) on Common Non-Voting Shares, and a 14% discount on product purchases**

Invest $10,000 and receive a 17% discount ($11.62/per share) on Common Non-Voting Shares, and a 17% discount on product purchases**

Invest $50,000 and receive a 20% discount ($11.20/per share) on Common Non-Voting Shares, and a 20% discount on product purchases**

*The product purchase discount applies to any product purchases on geoo.com through September 31, 2019.

The bonus shares are capped at every investment threshold. For example, if you invest

$4,000, you will still receive an additional 10% discount on shares based on the $2,000 investment level.

**The additional shares occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

GeoOrbital Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Common Non-Voting Shares at $14 / share, you will receive 1 Common Non-Voting bonus shares, meaning you'll own 11 shares for $140. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company was formed in Delaware in 2014 to develop and sell an "all-in-one" electric wheel that can be attached to almost any bicycle or other vehicle to make it electric. By incorporating the motor, battery and electronics into a front wheel, we created a way to turn any bicycle into an eBike in under 60 seconds, allowing bike riders to make trips with less effort and in a shorter time while using the bike that they are familiar with and already own. With over 50 million bikes in US cities, our first product, the GeoOrbital Wheel, is tailored to fit the needs of people who live and work in urban and suburban areas. Our first target segment is US male, urban commuters, from ages 25 to 65 who ride their bikes in urban or suburban environments on a regular or occasional basis. They own a suitable bike or may be in the market for a new bike.

Sales, Supply Chain, & Customer Base

Our primary product, which contributed more than 90% of our revenues in 2017, is the GeoOrbital Wheel. The wheel comes in 2 sizes, 700c and 26 inch. Our primary product focus is in the United States, but we plan to expand internationally, with a model specifically-tailored to each region in which we will sell. We manufacture the GeoOrbital Wheel in a contract manufacturing facility in Peabody, Massachusetts and source the parts from suppliers in the United States, Canada, Japan and China. In addition to the GeoOrbital Wheel, we sell accessories, including batteries for the wheels, wheel bags, battery chargers, bicycle lights and miniPenny bicycle frames. We currently sell our products on our website, www.geoo.com, as well as in select Best Buy stores and on www.bestbuy.com. GeoOrbital currently has purchasers in more than 50 countries and an ambassador network with more than 100 members who promote our products. We are in the process of rolling out additional distributor and retailer relationships to widen our distribution methods. We have expanded to B2B sales, selling our products to police departments and bike share programs on college campuses. We are currently targeting factories and corporate campuses as potential buyers for our bikes.

Competition

We compete with a number of other manufacturers of "all-in-one" wheels, including Superpedestrian Inc. (Copenhagen Wheel), FlyKly (Smart Wheel), DK CITY (DB-Rev-O Wheel) and Belon Engineering (Electron Wheel), as well as manufacturers of eBike conversion kits, such as LEED Electric Bike Kits. We also compete indirectly with many OEM and boutique eBike manufacturers. We believe our solution is superior to all do-it-yourself products on the market. It is a front wheel with a single wire connected to a clip-on throttle that can easily be installed and removed without requiring a smartphone application. This makes it easier to use than kits that require several components to be mounted along the bike frame and attached with wires, which often require additional modifications to a bike; and rear or front wheel replacements that interfere with gearing, are more difficult to install, more permanent and require the use of a mobile app while riding to control the motor assist, which means there is no variable speed control. The GeoOrbital Wheel leads its class with a motor up to 100% more powerful and removable/replaceable batteries that contain up to 40% more capacity.

Liabilities and Litigation

We are currently in default with respect to $150,000 in principal amount of convertible notes that we issued in 2016. The notes matured on September 28, 2017 and we did not repay them or extend the maturity date. As a result, they are immediately due and a majority of holders of the notes are electing to have the notes converted into shares of Common Voting Shares.

The team

Officers and directors

Michael Burtov	Chief Executive Officer and Director
Dakota Decker	Chief Technology Officer
David Cohen	VP of Business Development

Michael Burtov
Our Founder & CEO, Michael Burtov, has 15 years of experience in starting-up and seeing companies through their lifecycle. Before GeoOrbital, Michael was the founder and CEO of three companies and was most recently the founder and CEO of Cangrade, a hiring platform, from 2011 to 2014 at which time he founded GeoOrbital. He is very proud of having served over two years as a Peace Corps volunteer. In his spare time Michael is an instructor on innovation topics at the MIT Enterprise Forum of Cambridge and an advisor to over a dozen startups. He was named "One of the top Inventors of 2016" and one of the "most dynamic and creative people shaping business today" by the Upstart Business Journal.

Dakota Decker
Our CTO, Dakota Decker, joined the Company in 2015. He comes with years of experience as a development engineer for SpaceX, where he worked from 2009-2015. SpaceX is one of the most innovative and future-focused engineering companies in the world. SpaceX taught him to develop a wide array of skills and unique problem-solving abilities, which are crucial to making a startup succeed, along with passing on a vast knowledge of materials and techniques to bring any hardware product to reality. Dakota is very proud to have earned his master's degree at the age of 19 and declined an invitation to pursue a PhD so that he could build rockets with SpaceX.

David Cohen
Our VP of Business Development, David Cohen came to GeoOrbital with decades of experience creating strategic partnerships in a variety of technology markets. He began his career in 1986 in the medical device industry, where he demonstrated to surgeons and hospital administrators the value add of multi-use instruments. During this time, he observed over 2,300 surgeries, highlighting his desire to thoroughly understand his customers' needs. From 1996 until joining GeoOrbital in 2015, he made the transition to the energy industry, representing several high-efficiency solar, heating, and cooling manufacturers. David has successfully managed sales teams, distributor and dealer networks, and created numerous sales training programs.

Number of Employees: 7

Related party transactions

In September 2014 and April 2015, the Company issued convertible notes totaling $20,000 to one of its former employees, which have since been repaid.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We are an early stage company.** The Company has a limited operating history and has received limited revenues to date. If you are investing in this Company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the Company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **The Company depends on one primary product.** In 2016, the year we commenced sales, all of our revenues came from sales of the GeoOrbital Wheel. In 2017, wheel sales constituted more than 90% of our revenues. Although we sell accessories and are developing other products, the Company's survival in the near term depends on our ability to sell the GeoOrbital Wheel to sufficient numbers of customers to make a profit.

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** In connection with the GeoOrbital Wheel, we have been issued a US utility patent, and have filed additional patent applications that have not yet been granted. There is no guarantee that we will be able to obtain patent protection for the remaining claims we have submitted, which would decrease the value of some of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business

- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on three suppliers, including two based in the United States and one based in China, that each supplies more than 5% of the parts necessary to manufacture the GeoOrbital Wheel. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.

- **Our current or future products could have a latent design flaw or manufacturing defect.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

- **We will need more people to join our Company.** We will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The Company will need more money.** In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its common or preferred stock and/or other classes of equity or debt that convert into shares of common or preferred stock, any of which offerings would dilute the ownership percentage of holders of notes if the notes convert into shares of preferred stock. Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company competes with other companies that manufacture and sell "all-in-one" wheels, eBike conversion kits or electric bicycles. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- **The Company is controlled by its officers and other shareholders.** The Company's officers and a small number of other investors own all of the Company's voting stock. As a result, investors in the Company will not have the ability to control a vote by the shareholders or the board of directors.

- **Other investors may have greater rights than you.** In the subscription agreement that investors signed in the Regulation Crowdfunding offering, investors who purchased Common Non-Voting Shares offered by way of this offering statement, have no voting rights.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk having overpaid for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the notes may convert.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for one year after the date on which you purchased them. More importantly, there are currently limited to no markets for these securities. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **We are currently in default on notes that we have issued, and may default again on the Convertible Notes.** We are currently in default with respect to $150,000 in principal amount of convertible notes that we issued in 2016. The notes matured on September 28, 2017 and we did not repay them or extend the maturity date. As a result, they are immediately due and payable or a majority of holders of the notes may elect to have the notes converted into shares of Common Voting Shares. As of December 31, 2017, the notes have not yet been converted and remained outstanding in the full principal amounts. In addition, we have another $565,000 in principal amount of convertible notes due in December 2018. If we are unable to extend the maturity of these notes, our failure to pay any of these notes when due may prevent us from being able to borrow additional amounts or sell additional securities to finance our business, which could have a significant impact on the Company's ability to continue its operations. Furthermore, if we are able to raise more funds, we will need to use a portion of those funds to retire this debt rather than invest the funds in our operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Burtov, 64.05% ownership, Common Voting Shares
- Dakota Decker, 21.35% ownership, Common Voting Shares

Classes of securities

- Common Voting Shares: 936,700

The Company is authorized to issue up to 1,800,000 shares of Common Voting Shares and up to 300,000 Common Non-Voting Shares. As of September 1, 2017, there were 936,700 Common Voting Shares issued and outstanding.

As of 09/01/2018 there are also 88,262 options for Common Voting Shares outstanding (for a total of 1,024,962 Common Voting Shares calculated on a fully diluted basis). Thus far, no options from this plan have been exercised. These shares were included as part of the fully diluted basis for determining valuation.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Common Voting Shares are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the Common Voting Shares will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the Common Voting Shares may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its Common Voting Shares.

Voting Rights

Holders of Common Voting Shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of Common

Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Voting Shares are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Absence of Other Rights or Assessments

Holders of Common Voting Shares have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Voting Shares. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Voting Shares will he fully paid and not liable to further calls or assessments by us.

2016 Equity Incentive Plan

The Company has reserved three hundred thousand (300,000) shares of the Common Voting Shares pursuant to the Amendment No. 2 of the 2016 Equity Incentive Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The total amount of reserved shares was included as part of the fully diluted basis for determining valuation. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of 09/01/2018 there are 88,262 options for Common Voting Shares outstanding. As of 09/01/2018 no options from this plan have been exercised.

- Convertible Notes Issued in 2016 and 2017: 715,000

Convertible Notes Issued in 2016 and 2017

In 2016 and 2017, the Company issued convertible promissory notes in two rounds totaling (a) $150,000 in principal amount pursuant to convertible promissory note purchase agreements executed during January and February

2016 (the "2016 Round 1 Notes") and (b) $565,000 in principal amount in 2 tranches pursuant to convertible promissory note purchase agreements dated November 20, 2016 (the "2016 Round 2 Notes").

Interest Rate and Maturity

The 2016 Round 1 Notes bear an interest rate of 7% compounded annually and matured on September 28, 2017. The 2016 Round 1 Notes were not repaid or converted and are therefore in default as of December 31, 2017. The 2016 Round 2 Notes bear an interest rate of 5% compounded annually and have a maturity date of December 14, 2018.

Conversion terms

The conversion price of the 2016 Round 1 Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's Common Voting Shares immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of 2016 Round 1 Notes, the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's Common Voting Shares as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the 2016 Round 1 Notes the Company consummates a sale of the Company, the Company will pay the holders of the 2016 Round 1 Notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the 2016 Round 1 Notes. The conversion price of the 2016 Round 2 Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $4,850,000 divided by the aggregate number of outstanding shares of the Company's Common Voting Shares immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of 2016 Round 2 Notes, the price equal to the quotient of $4,850,000 divided by the aggregate number of outstanding shares of the Company's Common Voting Shares as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the 2016 Round 2 Notes the Company consummates a sale of the Company, the Company will pay the holders of the 2016 Round 2 Notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the 2016 Round 2 Notes. In each case, a qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $1,0000,000, in the case of the 2016 Round 1 Notes, or at least $2,500,000 in the case of the 2016 Round 2 Notes, including the conversion of the existing convertible notes and any other debt.

- Regulation Crowdfunding Convertible Notes: 1,067,875

As of December 31, 2017 the Company issued convertible promissory notes in the principal amounts of $1,067,875 in a Regulation Crowdfunding Offering.

Interest Rate and Maturity

The convertible notes bear interest at 5%, mature on July 31, 2020, and are convertible upon the next qualified equity financing of at least $7,000,000 (inclusive of conversion of these and any other convertible debts) at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the election of the majority of outstanding noteholders weighted by outstanding principal and interest balances, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of Common Voting Shares at a conversion price implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If the Company is sold prior to conversion or maturity, the outstanding principal and interest on these notes is repayable at two times then outstanding principal and interest. No payments of principal nor interest are due on these notes until maturity on July 31, 2020.

Conversion terms

The conversion price of the notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's Common Voting Shares immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of notes, the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's Common Voting Shares as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the notes the Company consummates a sale of the Company, the Company will pay the holders of the notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the notes.

In each case, a qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $7,0000,000, including the conversion of the existing convertible notes and any other debt.

- Common Non-Voting Shares: 0

The Company is authorized to issue up to 300,000 shares of Common Non-Voting Shares.

Voting Rights Holders of Common Non-Voting Shares, which are being offered by way of this offering statement, have no voting rights.

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Common Non-Voting Shares are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the Common Non-Voting Shares will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the Common Non-Voting Shares may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its Common Non-Voting Shares.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of Common Non-Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common

Non-Voting Shares are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Absence of Other Rights or Assessments

Holders of Common Non-Voting Shares have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Non-Voting Shares. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Non-Voting Shares will be fully paid and not liable to further calls or assessments by us.

The Company has not issued any options or warrants to purchase Common Non-Voting Shares.

2016 Equity Incentive Plan

The Company has reserved one hundred thousand (100,000) shares of the Common Non-Voting Shares pursuant to the Amendment No. 2 of the 2016 Equity Incentive Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non employee directors, and non-employee consultants. The total amount of reserved shares was included as part of the fully diluted basis for determining valuation. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of 09/01/2018 there are 0 options for Common Non-Voting Shares outstanding. As of 09/01/2018 no options from this plan have been exercised.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founder, Michael Burtov, along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the notes, you will have no voting rights. You will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share into which the notes may convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on any previous offering of the Company):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. If you made an investment in the Regulation

Crowdfunding offering expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

GeoOrbital Inc. was formed in 2014. We spent 2014 and 2015 developing and accepting pre-sale orders for our products. We began generating revenue in December 2016 when we started to ship assembled products that were ordered through a Kickstarter campaign that we held in 2016. In addition to the GeoOrbital wheel, we sell accessories, including batteries for the wheels, wheel bags, battery chargers, bicycle lights and miniPenny bicycle frames. We are a development stage company and are dependent on additional financing in order to have the funds to develop our products.

The independent auditor's report prepared for the Company states that the Company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Results of operations

For the year ended December 31, 2017, we recorded net revenues of $2,046,883, compared to net revenues of $36,764 in the year ended December 31, 2016. Of the net revenues recorded in 2017, $1,381,540 represented orders from the Kickstarter campaign and additional pre-orders that were recorded as deferred revenues in the year ended December 31, 2016. The Kickstarter campaign generated gross proceeds of $1,261,222 for pre-sale orders of GeoOrbital wheels and accessories. We recorded that amount, less any refunds issued by Kickstarter and pledges dropped by users, on our balance sheet as deferred revenue in 2016. We recognize deferred revenue only when we ship products. The net revenues received in 2016 were largely as a result of Kickstarter shipments. At December 31, 2016, deferred revenues represented $1,054,129 in revenues from Kickstarter orders and $327,411 in revenues from other sales channels. The remaining $665,343 in net revenues in 2017 came from orders generated on our website and through Best Buy. To determine the Company's gross profits, the cost of net revenues is deducted. Cost of net revenues consists of costs passed on to the Company from our contract manufacturer, which include the manufacturer's costs of materials and labor, general and administrative expenses and profit.

The Company's cost of net revenues totaled $2,001,604 and $59,130, for the years ended December 31, 2017 and December 31, 2016, respectively, resulting in gross profit of $45,279 in 2017 and a gross loss of $22,366 in 2016. The increase in gross profits in 2017 is largely due to the Company becoming fully operational in 2017. The Company's operating expenses consist of sales and marketing, compensation and benefits, general and administrative, and research and development. During 2016, our operating expenses increased significantly as we began to market our products, including through a Kickstarter campaign, and to compensate our employees. For the year ended December 31, 2017, our total operating expenses were $788,968, compared to $501,002 in 2016. The largest component of operating expenses in 2017 was general and administrative expenses, which were $368,198 in 2017 compared to $205,588 in 2016, an increase of 79.1% in 2017. General and administrative expenses consisted primarily of compensation for contractors. Since we became operational in 2017, our general and administrative expenses increased accordingly to pay for the day-to-day operations of the Company.

Sales and marketing expenses were $331,902 and $194,333 for the years ended December 31, 2017 and 2016, respectively. Sales and marketing expenses in 2017 primarily consisted of online advertising, as well as costs associated with attendance and sponsorship of events. The 70.8% increase in sales and marketing expenses for 2017 was due to our increased brand-building activities, with a goal of building a community around our Company, increasing our brand presence, and growing the market for our products.

Research and development expenses were $88,868 and $101,081 for the years ended December 31, 2017 and 2016, respectively. Research and development expenses in 2017 consisted primarily of expenses related to experimental vehicle and product development. The decrease of 12.2% in these expenses in 2017 was due to engineering a process and method for a higher volume manufacturing with a focus on cost reduction. The Company incurred $87,658 in interest expense during 2017, compared to $11,415 in 2016, as it incurred additional indebtedness. See " --Liquidity and capital resources; Indebtedness" below.

As a result of the foregoing, our net losses for 2017 were $831,330 compared to $534,783 for 2016.

Financial Milestones

The Company believes that the funds from the previous convertible note offerings, and this stock offering, together with the payment terms associated with contract manufacturing agreements; projected sales and Intellectual Property licensing opportunities; and a reduction in our manufacturing, operating, and supply chain costs for 2018/2019, will enable it to fund operations through the end of 2019, when, based on current assumptions, we might elect to reach sustainable profitability. Should business or competition conditions change or other opportunities arise, the Company may seek to deploy these funds for other purposes and may defer profitability until after 2019.

For information related to previous financial milestones, See "Liquidity and Capital Resources", "Ownership and Capital Structure; Rights of the Securities -- Convertible Notes", and "Recent offerings of securities" .

Liquidity and Capital Resources

The Company believes that the funds from the Regulation Crowdfunding offering, the payment terms of manufacturing agreements, and projected sales for 2018/2019 will enable it to fund operations through 2019. Although we expected to achieve profitability in 2017, we were unable to meet the demand for our products from the European market. As such, we pivoted away from servicing the European market, which accounted for upwards of 40% of our sales in the Kickstarter campaign and during the 9 months following that campaign, through May 2017, and focused our efforts on the domestic U.S. market for our products. Discontinuing service to the European market after May 2017 reduced our revenue, but allowed us to devote greater resources to improvingour brand presence domestically. We are planning to re-enter European markets in 2019, which we believe will increase revenues. We are also re-engineering our products so that we can convert to high-volume manufacturing processes that will increase production speed and reduce the overall cost of production per unit. We believe that these changes will us to move closer to achieving profitability in 2019. Should business or competition conditions change or other opportunities arise, the Company may seek to deploy these funds for other purposes and may defer profitability until after 2019.

Indebtedness

As of December 31, 2017, the Company had $103,331 in its checking account and total assets of $659,291, which largely represented its inventory of parts and finished goods. Since its inception in 2014, the Company has funded its operations through a third-party loan, the issuance of convertible promissory notes and a Kickstarter campaign. In 2014, the Company entered into a royalty and warrant agreement in exchange for a $5,000 loan. The Company was obligated to pay a $50 royalty on each

GeoOrbital Wheel it sold, beginning with the 51st wheel, plus 10% of its gross license revenues until its counterparty received $20,000 in royalty payments. The Company completed its repayments in 2017. In September 2014 and April 2015, the Company issued convertible notes totaling $20,000 to a related party and repaid them in cash in 2016. In 2016, the Company conducted two rounds of convertible promissory note financings. The Company received total proceeds of $150,000 in a funding round opened in January 2016 (the "2016 Round 1 Notes") and an additional $565,000 in proceeds from a following Funding Round Opened November 2016 "2016 Round 2 Notes." See "Ownership and Capital Structure; Rights of the Securities --Convertible Notes" above and "--Recent offerings of securities" below. In 2016, the Company completed a Kickstarter campaign in which it raised $1,261,222. The remaining Kickstarter balance after standard Kickstarter fees, dropped pledges, refunds, and $36,764 of revenue recognition was $1,054,129 as of December 31, 2016. In January 2017, the Company entered into a manufacturing agreement with its contract manufacturer, Innovent Technologies. As part of the terms of this contract, the Company was extended payment terms that provide for deferred payment on 75% of the total manufacturing charges, up to $1,875,000, which can be deferred for 120 days after completion and shipment of the products without penalty. At December 31, 2017, the Company had issued convertible promissory notes in a Regulation Crowdfunding offering that it had commenced in May 2017 and received net proceeds of $1,067,875.

Recent offerings of securities

- 2017-05-23, Regulation CF, 1067875 Convertible Promissory Notes. Use of proceeds: The Company used the proceeds of these notes for research and development, funding inventory, sales and marketing, and operating expenses, including compensation. The Regulation Crowdfunding offering commenced in May 2017 and was still ongoing at December 31, 2017.
- 2016-01-29, Section 4(a)(2) of the Securities Act, 150000 Convertible Promissory Notes. Use of proceeds: The Company used the proceeds of these notes to finance operations.
- 2016-11-20, Section 4(a)(2) of the Securities Act, 565000 Convertible Promissory Notes. Use of proceeds: The Company used the proceeds of these notes to finance operations.

Valuation

$14,349,468.00

We have not undertaken any efforts to produce a valuation of the Company. The valuation reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property, revenues, business model, brand recognition, product offering, previous funding, the experience of the management team, and market size. We have been successful in building communities, developing the brand, and earning revenue. Our initial Kickstarter campaign raised $1.26M from 1,623 backers and allowed us launch our brand globally and release our first-generation product while driving down costs and simplifying our supply chain. Our first StartEngine campaign, which closed after it reached close to the $1.07M allowable maximum from 1,124 investors, let us to further develop our brand, develop our second generation of wheels, and take a deep dive into diversifying our sales strategy by successfully deploying our Public Safety wheel with Police Departments across the U.S. Our net revenues in 2017 (our first full year of sales of our first-generation product) exceeded $2M. It is our unique and successful community-driven approach to market adoption as well as our revenues and global intellectual property positions that were the leading factors that contributed to our opinion of a fair valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,996.00	$1,069,992.00
Less: Offering Expenses		
StartEngine Fees (6.0% total fee)	$599.76	$64199.52
Professional Fees Associate w/ Offering	$1,000	$32,100
Net Proceeds	$8,396.24	$973,692.48
Use of Net Proceeds:		
R& D & Production	$500	$53,500
Inventory	$3995.70	$502,892.48
Sales & Marketing	$2,400	$256,800
Operating Expenses (including Compensation)	$1,500.54	$160,500
Total Use of Net Proceeds	$8,396.24	$973,692.48

We are seeking to raise up to $1,069,992.00 in this offering through Regulation Crowdfunding, with a minimum target raise under Regulation Crowdfunding of $10,010.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for

Research and Development (5%): R&D activities will focus on developing future generations of our primary product, the GeoOrbital wheel, as well as developing alternative electric vehicles based on the GeoOrbital platform.

Funding Inventory (40%): Inventory funding includes the costs of developing methods and tooling for larger scale production and cost reduction as well as funding physical inventory of our products that we would sell to the end user

Sales and Marketing (24%): Sales and Marketing consist primarily of social media marketing as well as sponsoring and attending relevant events and showcases to promote GeoOrbital.

and Operating Expenses (including compensation) (15%): Operating expenses include payments to employees and contractors as well lease and other operating expenses.

Repayment of convertible notes: In 2016 we issued $150,000 in principal number of convertible notes which are immediately due and payable. However, as expected, a majority of holders of the notes are electing to convert these notes into shares of Common Voting Shares. In addition, we have another $565,000 in principal number of convertible notes coming due in December 2018. Although, we expect convertible note holders to convert to Common Voting Shares, some might elect not to convert and if are unable to extend the maturity of these notes we might choose to use a portion of this raise to repay these convertible notes and retain the associated Common Voting Shares.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Annual Report

The company will make annual reports available at https://www.geoo.com/investors in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GeoOrbital Inc.

[See attached]

GeoOrbital, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2017 and 2016

GeoOrbital, Inc.

TABLE OF CONTENTS



To the Stockholders of
GeoOrbital, Inc.
Cambridge, Massachusetts


INDEPENDENT AUDITOR'S REPORT


Report on the Financial Statements

We have audited the accompanying financial statements of GeoOrbital, Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GeoOrbital, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that GeoOrbital, Inc. (the "Company") will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $831,330 and $534,783 for the years ended December 31, 2017 and 2016, respectively, has negative cash flows from operations for the year ended December 31, 2017, has an accumulated deficit of $1,453,847 as of December 31, 2017, and current liabilities exceeded current assets by $625,007 as of December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Denver, Colorado
September 12, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GEOORBITAL, INC.
BALANCE SHEETS
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 103,311	$ 407,725
Escrow receivable and holdbacks	170,922	-
Prepaid expense	32,870	-
Inventory	370,042	768,161
Total Current Assets	677,145	1,175,886
Non-Current Assets:		
Property & equipment, net	16,481	23,789
Deposits	5,500	-
Total Non-Current Assets	21,981	23,789
TOTAL ASSETS	$ 699,126	$ 1,199,675
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 263,501	$ 79,383
Deferred revenue	32,045	1,381,540
Royalty liability	-	5,000
Inventory loan	229,000	-
Convertible notes payable, current portion	715,000	150,000
Accrued interest on convertible notes payable	62,606	9,315
Total Current Liabilities	1,302,152	1,625,238
Long-Term Liabilities:		
Convertible notes payable, net of current portion	805,838	170,000
Total Long-Term Liabilities	805,838	170,000
Total Liabilities	2,107,990	1,795,238
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par, 1,350,000 shares authorized, 928,725 and 928,725 shares issued and outstanding, 908,325 and 831,202 shares vested, as of December 31, 2017 and 2016, all respectively	93	93
Additional paid-in capital	44,890	26,861
Accumulated deficit	(1,453,847)	(622,517)
Total Stockholders' Equity (Deficit)	(1,408,864)	(595,563)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 699,126	$ 1,199,675

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

GEOORBITAL, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 2,046,883	$ 36,764
Cost of net revenues	(2,001,604)	(59,130)
Gross profit/(loss)	45,279	(22,366)
Operating Expenses:		
Sales and marketing	331,902	194,333
General and administrative	368,198	205,588
Research and development	88,868	101,081
Total Operating Expenses	788,968	501,002
Loss from operations	(743,689)	(523,368)
Other Income/(Expenses):		
Interest income	17	–
Interest expense	(87,658)	(11,415)
Total Other Income/(Expenses)	(87,641)	(11,415)
Net Loss	$ (831,330)	$ (534,783)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOORBITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at December 31, 2015	901,075	$ 90	$ 8,862	$ (87,734)	$ (78,782)
Issuance to common stock	27,650	3	-	-	3
Stock based compensation	-	-	17,999	-	17,999
Net loss	-	-	-	(534,783)	(534,783)
Balance at December 31, 2016	928,725	93	26,861	(622,517)	(595,563)
Stock based compensation	-	-	18,029	-	18,029
Net loss	-	-	-	(831,330)	(831,330)
Balance at December 31, 2017	928,725	$ 93	$ 44,890	$ (1,453,847)	$ (1,408,864)

GEOORBITAL, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (831,330)	$ (534,783)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Stock compensation expense	18,029	17,999
Loan fee discount amortization	14,165	-
Depreciation expense	10,124	3,837
Changes in operating assets and liabilities:		
Change in inventory	398,119	(768,161)
Change in prepaid expense	(32,870)	-
Change in deposits	(5,500)	-
Change in accounts payables and accrued expense	184,118	41,845
Change in deferred revenue	(1,349,495)	1,363,238
Change in accrued interest payable	53,291	9,315
Net Cash Provided By/(Used In) Operating Activities	(1,541,349)	133,290
Cash Flows from Investing Activities		
Purchases of property and equipment	(2,816)	(27,626)
Net Cash Used in Investing Activities	(2,816)	(27,626)
Cash Flows from Financing Activities		
Proceeds from issuance of inventory loan	229,000	-
Proceeds from issuance of convertible notes payable	1,015,751	320,000
Repayments on convertible notes payable	-	(20,000)
Repayment of royalty liability	(5,000)	-
Proceeds from issuance of common stock	-	3
Net Cash Provided By Financing Activities	1,239,751	300,003
Net Change In Cash	(304,414)	405,667
Cash at Beginning of Period	407,725	2,058
Cash at End of Period	$ 103,311	$ 407,725
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 20,202	$ 2,100
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing:		
Loan bonuses to investors	$ 54,250	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOORBITAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

GeoOrbital, Inc. (the "Company"), is a corporation organized August 7, 2014 under the laws of Delaware. The Company develops, manufactures, markets, and sells self-contained electric bicycle wheels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company remains an early stage company requiring substantial growth to generate profitability. The Company is dependent upon additional capital resources to achieve such, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash balances exceeded FDIC insured limits by $0 and $157,725, respectively. The escrow balances consist of escrowed investments and reserves for holdbacks held by the Company's escrow agent.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2017 and 2016 consist primarily of raw materials. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried no receivables or associated allowances on such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 36 months for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $10,124 and $3,837 for the years ended December 31, 2017 and 2016, respectively. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Tooling & equipment	$ 27,626	$ 27,626
Office equipment	2,816	-
Property & equipment, at cost	30,442	27,626
Accumulated depreciation	(13,961)	(3,837)
Property & equipment, net	$ 16,481	$ 23,789

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $88,868 and $101,081 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits since inception, has sustained net losses of $831,330 and $534,783 for the years ended December 31, 2017 and 2016, respectively, has negative cash flows from operations for the year ended December 31, 2017, has an accumulated deficit of $1,453,847 as of December 31, 2017, and current liabilities exceeded current assets by $625,007 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

In 2016, the Company ran a pre-sales campaign on Kickstarter, which raised $1,261,221 in gross pledges. The remaining Kickstarter balance after standard Kickstarter fees, dropped pledges, refunds, and $36,764 of revenue recognition was $1,054,129 as of December 31, 2016. The Company accepted additional pre-orders, outside of Kickstarter, during 2015 and 2016 and began shipping units and recognizing revenue on such in December 2016. With both Kickstarter and other pre-order sales, the deferred revenue balances was $1,381,540 as of December 31, 2016. All pre-sales were fulfilled in 2017 and recognized to revenues, with the exception of $32,045 that remained in deferred revenues as of December 31, 2017.

NOTE 5: ROYALTY, NOTE, AND WARRANT AGREEMENT

On November 24, 2014, the Company entered into a royalty and warrant agreement with a third party, in which the Company received a $5,000 loan, and in return the Company is to pay a $50 royalty for each GeoOrbital wheel sold, beginning with the 51st wheel sold, plus 10% of the Company's gross license revenues from whatever source derived. The term of the loan shall be terminated upon payment of at least $20,000 in royalty payments. No royalty expenses was incurred through December 31, 2016, while the full $20,000 of royalty repayments were triggered and paid in 2017, relieving this liability and all future obligations under this agreement. The associated warrant is discussed in Note 8.

NOTE 6: NOTES PAYABLE

<u>Manufacturing Credit</u>

In January 2017, the Company entered into a manufacturing agreement with a contract manufacturer. As part of the terms of this contract, the Company was extended payment terms which provide for deferred payment on 75% of the total manufacturing charges, up to $1,875,000, which can be deferred for 120 days after completion and shipment of the products without penalty. The agreement is effective through December 31, 2018, unless terminated earlier by either party under the agreement terms. The amount due under this arrangement was $229,000 as of December 31, 2017.

GEOORBITAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Convertible Notes

In 2014 and 2015, the Company issued convertible notes payable for total principal of $20,000. The notes were outstanding in their full principal amount of $20,000 as of December 31, 2015 and were repaid in full in 2016 via cash payment.

During 2016, the Company issued twenty-six convertible notes for total principal of $320,000. Twenty of the notes (the "2016 Round 1 Notes"), totaling $150,000 principal, mature after twenty months on September 28, 2017, and bear interest at 7%. Six of the notes (the "2016 Round 2 Notes), totaling $170,000 principal, mature after twenty-four months on December 14, 2018 and bear interest at 5%. No payments are required until maturity. The convertible notes payable are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of at least $1,000,000 for the 2016 Round 1 Notes or $2,500,000 for the 2016 Round 2 Notes, at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for the 2016 Round 1 Notes, $4,850,000 for the 2016 Round 2 Notes) on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the noteholders' election, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a pre-money valuation ($2,000,000 for the 2016 Round 1 Notes, $4,850,000 for the 2016 Round 2 Notes) on the Company's fully diluted capitalization.

During 2017, the Company has issued $395,000 of convertible promissory notes. The convertible notes bear interest at 5%, mature in December 2018, and are convertible upon the next qualified equity financing of at least $2,500,000 at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $4,850,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the noteholders' election, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a $4,850,000 valuation on the Company's fully diluted capitalization.

As of December 31, 2017, all 2016 and 2017 convertible notes have not yet been converted and remained outstanding in the full principal amounts. $150,000 of the 2016 convertible note issuances matured on September 28, 2017 and were not repaid or converted, and are therefore in default as of December 31, 2017. As of December 31, 2017 and 2016, the outstanding principal balance on convertible notes totaled $715,000 and $320,000, respectively. All outstanding convertible notes are either past maturity or due in 2018.

Interest expense of $37,928 and $9,315 was recognized on the convertible notes for the years ended December 31, 2017 and 2016, respectively, which is all unpaid and included in accrued interest payable as of December 31, 2017 and 2016 in the amounts of $47,243 and $9,315, respectively.

The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

GEOORBITAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Convertible Notes – Reg CF

During 2017, the Company has issued $822,639 of convertible promissory notes in a Regulation Crowdfunding offering. The convertible notes bear interest at 5%, mature on July 31, 2020, and are convertible upon the next qualified equity financing of at least $7,000,000 (inclusive of conversion of these and any other convertible debts) at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the election of the majority of outstanding noteholders weighted by outstanding principal and interest balances, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If the Company is sold prior to conversion or maturity, the outstanding principal and interest on these notes is repayable at two times then outstanding principal and interest. No payments of principal nor interest are due on these notes until maturity in 2020. Interest expense incurred for the year ended December 31, 2017 and accrued as of December 31, 2017 was $15,363.

Fees incurred in conjunction with the issuance of these notes totaled $30,966. Of such fees, $5,147 were amortized to interest expense during the year ended December 31, 2017. Additionally, the offering terms called for bonus principal balances to be provided to investors who invested amounts exceeding thresholds of $1,000-$50,000, providing bonus principal amounts of $100-$7,000 dependent upon the amount invested. The total bonus principal issued in 2017 was $54,250. The Company recorded a discount to the note's carrying balances for the amount of this discount, and is amortizing such over the life of the loans. Amortization of the bonus loans totaled $9,018 for the year ended December 31, 2017. The resulting unamortized loan fees of $25,819 and unamortized discount on bonus loans of $45,232 are netted against the outstanding principal balance of $876,889, for a carrying balance of $805,838 as of December 31, 2017. The unamortized loan fees will be recognized to interest expense over the life of the loans.

The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 1,350,000 shares of $0.0001 par value common stock. As of each December 31, 2017 and 2016, 928,725 shares were issued and outstanding.

For the years ended December 31, 2017 and 2016, 0 and 27,650 shares were issued at $0.0001 per share, respectively. Certain stock issuances were conducted under the terms of restricted stock purchase agreements and are subject to multiple vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2017 and 2016, 908,325 and 831,202 of the shares had vested, respectively.

GEOORBITAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 8: SHARE-BASED PAYMENTS

<u>Warrant Issuance</u>

In 2014, in conjunction with the loan and royalty agreement discussed at Note 5, the Company issued a warrant for the purchase of 15,000 shares of the Company's common stock. The initial exercise price for the warrant is $2.50 per share, which is subject to downward adjustment in the event royalty payments are not made in accordance with payment terms (as defined in the royalty and warrant agreement). The number of shares and warrant price are subject to certain dilution protections, including adjustment for any stock splits or stock dividends. The Company estimated that the fair value of the warrants was trivial based on its estimate of the fair value of the Company's common stock at the issuance date.

<u>Stock Plan</u>

The Company has adopted the 2016 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees. Under the Plan, the number of shares reserved for grant was 400,000 shares as of December 31, 2017 and 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 265,100 and 233,800 as of December 31, 2017 and 2016, respectively.

A summary of information related to stock options for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016	
	Options	Average Exercise Price	Options	Average Exercise Price
Outstanding - beginning of year	166,200	$ 2.00	-	$ -
Granted	27,500	$ 4.85	166,200	$ 2.00
Exercised	-	$ -	-	$ -
Forfeited	(58,800)	$ 2.71	-	$ -
Outstanding - end of year	134,900	$ 2.00	166,200	$ 2.00
Exercisable at end of year	58,878	$ 2.07	21,100	$ 2.00
Weighted average grant date fair value of options granted during year	$ 2.19		$ 0.50	
Weighted average duration to expiration of outstanding options at year-end	8.5		9.5	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award.

GEOORBITAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Risk Free Interest Rate	1.90%	1.00%
Dividend Yield	0.00%	0.00%
Estimated Volatility	50.00%	50.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$ 2.190	$ 0.497

Stock-based compensation expense of $18,029 and $17,999 was recognized under FASB ASC 718 for the years ended December 31, 2017 and 2016, respectively. Total unrecognized compensation cost related to stock option awards amounted to $53,041 as of December 31, 2017 and will be recognized over a weighted average period of 34 months.

NOTE 9: LEASE OBLIGATIONS

In November 2017, the Company entered into a sublease agreement for office space. The lease term commenced December 1, 2017 and ends November 30, 2019. Monthly rent is $5,500 per month for the first 12 months, then $5,750 per month for months 13-24. The Company paid a $5,500 deposit on this lease and incurred $5,500 of rent expense for the year ended December 31, 2017. Future minimum payments under this lease are $66,250 for 2018 and $63,250 for 2019.

NOTE 10: CONTINGENCIES

While the Company is not aware of any at this time, the Company may become subject to legal proceedings and regulatory actions in the ordinary course of business.

GEOORBITAL, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through September 12, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GeoOrbital is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

GeoOrbital
Self-Powered Electric Wheel

● Small OPO   🏠 Somerville, MA
🏷 Consumer Products
◉ Accepting International Investment

GeoOrbital

Overview   Team   Terms   Updates   Comments   **Share**

THE GEOORBITAL WHEEL

We're back! Join the 1,124 investors who helped us raise over $1M on StartEngine last year.



The Patented GeoOrbital wheel is a revolutionary self-powered electric wheel that can make any vehicle fully electric by simply replacing it's standard wheels.

The GeoOrbital wheel has already converted thousands of manual bicycles into powerful and affordable electric vehicles in all 50 states and over 50 countries.

Outside of the biking world, the GeoOrbital platform opens up a world of possibilities for alternative electric vehicles.

We have:
◉ **Sold over 3,000 wheels**
◉ **Earned over $2,000,000 in net revenue in 2017 (our first full year of sales)**
◉ **Exceeded 40,000,000 views on social media**

GeoOrbital is one of world's most successful crowdfunded companies (having raised millions with product and equity crowdfunding) with an active community of thousands of customers, investors and backers.

"Revolutionary"

Huffington Post

"Radically Different"

Gizmag

"Game Changing"

Digital Trends

"Best design I've seen"

Bill Weir, CNN



The Offering

Investment

$14/Common Non-Voting Share | When you invest, you are betting the Company's future value will exceed $15.4 million.

Perks**

Invest $2,000 and receive an additional 10.5% ($210) of Common Non-Voting Shares and a 7% discount on product purchases*

Invest $5,000 and receive an additional 12.6% ($630) of Common Non-Voting Shares and a 10% discount on product purchases*

Invest $10,000 and receive an additional 16.8% ($1,680) of Common Non-Voting Shares and a 15% discount on product purchases*

Invest $50,000 and receive an additional 20.02% ($10,010) of Common Non-Voting Shares and a 20% discount on product purchases*

*The product purchase discount applies to any product purchases on geoo.com through September 31, 2019.
The bonus shares are capped at every investment threshold. For example, if you invest $4,000, you will still receive an additional 10.5% shares based on the $2,000 investment level.

**The additional shares and perks occur after the offering is completed



investors who purchased convertible notes) allowed us to further develop our brand, build our second generation of wheels, design concept vehicles, secure intellectual property, grow our sales channels and diversify our sales strategy by successfully deploying our Public Safety wheel with police departments across the U.S. *Our amazing StartEngine investors not only provided us with the funding that we need for growth but have also helped us open numerous partnerships, develop product improvements, and refine our sales strategy.*

With our second StartEngine campaign (*our first stock offering open to the public*) we are continuing to build our community of investors and will be able to further refine our product, manufacturing, operations, supply chain, and sales strategy. With our wheel now entering its third generation we have been able to identify many areas for innovation on product development and go-to-market approach. Please read on for more detailed information about our product and business roadmap.

We see our community as our greatest asset. Join us today in defining the future of transportation!

GeoOrbital "Reinvented The Electric Bike"

Forbes

Our first StartEngine video (below) introduces us, our company and our manufacturing facility.



GeoOrbital "Beautifully execute[s it's] mission: Turning the bike you already own into a superbike"

Yahoo Finance

A BRAND KNOWN ALL OVER THE WORLD

*For details on the bonus, please see the **Offering Summary** below.*

WE ARE SOLVING A REAL PROBLEM


BY 2050,
68% OF THE WORLD POPULATION
WILL LIVE IN CITIES
POPULATION OF GREATER BOSTON
2017 4.8 MILLION
2050 6 MILLION

Image Source: United Nations | Image Source: University of Toronto

Every day, millions of people sit in traffic in "mega-regions" all over the world, burning time, fuel, and sanity. It's clear that **the future of transportation is electric** and that **electric bikes are by far the most popular electric vehicle.** However, electric bikes are still too costly and burdensome for a lot of consumers. In under a minute installation and starting under $1,000 the GeoOrbital wheel is already revolutionizing urban transportation by making thousands of compact electric vehicles that free people from gridlock all over the world.

"The device allows people to bicycle to work without sweating, or to ride via routes with hills that they would otherwise be unable to conquer"

INC

Community Driven

Our initial Kickstarter campaign (*$1.26M* raised, from *1,623* backers who *preordered our products and supported us)* allowed us to launch our brand globally and release our first generation of wheels while driving down costs and simplifying our supply chain. The unprecedented success of this campaign and our Direct-To-Consumer sales afterwards also demonstrated that our product solves a real global problem at a reasonable price. It also validated our go-to-market approach and our ability to reach our customers. *The early backer community from our Kickstarter campaign was critical to our growth!*



*Since our launch in May 2016 **we have already made a real difference in transportation.** To date our customers have converted thousands of manual bicycles into affordable electric vehicles all over the world.*

Our first StartEngine campaign (closed after it reached our legal maximum (a little under *$1.07M*), from *1,124* investors who purchased *convertible notes*) allowed us to

GeoOrbital has the distinction of being one of the only companies in the world that has raised:

$1,000,000+ with Product CrowdFunding
AND
$1,000,000+ with Equity CrowdFunding

We have an engaged community of thousands of people that have invested in our growth.

Our brand has achieved world-wide recognition, with millions of views on viral videos and social media with millions more having seen us on the Discovery Channel and ABC's SHARK TANK. We have also been honored with multiple awards for innovation and excellence.



THOUSANDS OF HAPPY CUSTOMERS



40M+ VIEWS OF OUR VIDEO CONTENT



5M+ COMMENTS, SHARES, LIKES



ORDERS FROM ALL 50 STATES AND OVER 50 COUNTRIES



HUNDREDS OF PRESS FEATURES



WINNER OF MULTIPLE AWARDS FOR INNOVATION

To see an example of our reach - this **VIDEO** alone has been viewed over 26 million times!

WE ARE A BRAND RECOGNIZED FOR INNOVATION

These are just some of the awards that we won since launching publicly in 2016.





DISRUPT

GEOORBITAL IS A 2016 TECHCRUNCH WILDCARD WINNER

TechCrunch Disrupt is one of the world's leading authorities in debuting revolutionary startups and introducing game-changing technologies. GeoOrbital was selected to present our innovation.

2018 EDISON AWARDS
HONORING INNOVATIONS AND INNOVATORS

GEOORBITAL IS A 2018 GOLD EDISON AWARD WINNER

The Edison Awards are judged by a panel of more than 3,000 of the world's leading executives who recognized GeoOrbital with its highest honor for innovation and excellence.

"GeoOrbital is a true innovator"

Frank Bonafilia, Executive Director of the Edison Awards





"THE WHEEL WAS EASY TO CHARGE, INSTALL AND RIDING IT WAS ENJOYABLE.





"IT'S LIKE MAGIC!"
BARBARA CORCORAN – ON ABC'S SHARK TANK

IT'S NICE TO GET TO A DESTINATION WITHOUT GETTING ALL SWEATY."
engadget

A FRESH APPROACH TO ONE OF THE WORLD'S LARGEST MARKETS

The GeoOrbital bicycle wheel is not only for those that might want to buy an eBike but also for the owners of the over 1 Billion pedal bicycles in the world today. The Patent Pending GeoOrbital platform will also power wheelchairs and many other alternative electric vehicles.



WE STARTED WITH BIKES BECAUSE ELECTRIC BICYCLES ARE THE
HIGHEST SELLING
ELECTRIC VEHICLE ON THE PLANET
35M
UNITS SOLD IN 2015 ACCOUNTING FOR
62%
OF ALL E-MOBILITY DEVICE REVENUE

Source: Navigant Research



BY 2025, NAVIGANT PROJECTS E-BIKE SALES WILL GROW TO
$24.3B
IN 2016
E BIKES
$15.7B
ESCOOTERS, EMOPEDS, ETC.
$2.4B
EBIKE CONVERSION KITS

Source: Navigant Research

WHAT DRIVES E-BIKES
• HIGH URBANIZATION RATES
• IMPROVING BICYCLING INFRASTRUCTURE
• AGGRESSIVE CITY ENERGY POLICIES
• IMPROVED BATTERY TECHNOLOGIES
• INCREASED FOCUS ON ENVIRONMENT
• ACTIVE AGING POPULATION
• POPULARITY OF OUTDOOR ACTIVITIES
• FITNESS-FOCUSED LIFESTYLE CHOICES

Source: Navigant Research



ELECTRIC BICYCLES SALES BY REGION
WORLD MARKETS 2012-2018
Millions
Asia Pacific, Millions
2012E
2013
2014
2015
2016
2017
2018
Africa
Middle East
Eastern Europe
Western Europe
Latin America
North America
Asia Pacific

Source: Pike Research



ANNUAL E-MOBILITY DEVICE REVENUE BY TECHNOLOGY
WORLD MARKETS 2016-2025
$ Millions
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
E-Buses
E-Bikes
E-Scooters
PEVs in Shared Mobility
EVSE Unit Sales

Source: Navigant Research

THE GEOORBITAL WHEEL TECHNOLOGY





An orbital wheel is a wheel with no center – it "orbits" around an empty area, rather than spinning as a result of being connected to a central axle or "hub." For example, have you seen the movie TRON? The wheels on those motorcycles are examples of orbital wheels (sometimes called "hubless wheels" or "centerless wheels"). The Patented GeoOrbital wheel is an evolution of the orbital wheel platform, where instead of orbiting around an empty space, the center of the wheel contains components that make the wheel function as an "all-in-one" vehicle propulsion system. We call this central mass a "Geo." The most powerful aspect of this new platform is that this "Geo" remains stationary while only the tire rotates freeing the GeoOrbital platform from the constraints of traditional wheel (and vehicle) designs and opening up a world of opportunities.

 

This new type of wheel was invented in 2014 by a non-engineer and future CEO of GeoOrbital, Michael Burtov, who was inspired by the 2010 TRON movie. Michael managed to build the first prototype in his kitchen and by working with a top intellectual property law firm, Foley & Lardner, filed our first patent application. When Dakota Decker, an engineer from SpaceX, joined our team a few months later, he began growing the prototype into a product. Over the next 2+ years the team built and tested 5 generations of rideable prototypes and filed multiple additional patent applications. The GeoOrbital team has tested and validated this new technology and our company has now become synonymous with this radically different design which is now enjoying commercial success with consumers ordering and using the wheel all around the world. Our Kickstarter campaign was one of the most successful ever as was our first StartEngine campaign and Best Buy, the number one technology retailer, carries the product today.

READ OUR FIRST ISSUED UTILITY PATENT ⇢

Burtov, M. Et al. "Self-Powered Planetary Orbital Wheel Assemblies." U.S. Patent 10,076,954, 2018

"Don't be surprised if GeoOrbital starts challenging traditional bike design soon"

Popular Mechanics

PROUDLY MADE IN THE USA

(FROM DOMESTIC AND IMPORTED PARTS)


GeoOrbital

Our manufacturing, assembly and testing facility in Peabody, Massachusetts.


PROUDLY MADE IN THE USA
FROM DOMESTIC AND IMPORTED PARTS


MADE IN MASSACHUSETTS
KNOWN GLOBALLY

STRONG COMMUNITY TIES



The extended GeoOrbital team gathered for a day out in Cambridge, MA



Massachusetts Gov. Charlie Baker admiring the GeoOrbital wheel.

Image credit: Boston Herald

GeoOrbital is headquartered in Cambridge and Somerville, MA an area regarded by many to be the center of cleantech innovation in the United States. We manufacture and design in Massachusetts and are very proud to be a part of one of the leading cleantech communities in the world. We are also very active in local community events and regularly meet with community leaders and serve as experts at events advocating for sustainable and efficient transportation initiatives.

THE PLATFORM

The GeoOrbital bike wheel is the most elegant solution to turn your bicycle into an e-bike and we are very proud of that. It is a real and tested product that can be purchased today, installed in seconds, and is already helping alleviate global transportation challenges like noise, pollution, congestion, and parking.


THE GEOORBITAL WHEEL IS A COMPLETE







The GeoOrbital platform, however, is so much more than a bicycle wheel - it is a transportation system so versatile that its applications are still in their infancy. The GeoOrbital wheel occupies effectively the same amount of space as a standard wheel but contains a motor, a battery, a computer, and sensors - imagine the possibilities when the entire powertrain of a vehicle exists in the wheels alone.

With the GeoOrbital wheel a vehicle no longer needs a drive shaft to transfer power to the wheel(s), which:

- Reduces weight
- Increases the range of motion (allowing for sideways driving/parking)
- Frees-up the space for occupants and cargo
- Creates the ability to independently drive any or all wheels with variable power (improving efficiency, safety and handling)
- Provides new unprecedented design freedom

We are dreaming of a better future and are uniquely positioned today to participate in shaping the urban landscape of tomorrow by redefining what wheeled vehicles can be.

Custom-Building Community

Outside of our own custom vehicle development there is an active community of electric and custom vehicle enthusiasts that have adopted the GeoOrbital platform for their own projects. There is an amazing community of makers, startups, and dreamers out there who are using our tech. We have seen some truly groundbreaking work being done! Outside of "street-cred" and licensing opportunities the GeoOrbital wheel's adoption for developing alternative electric vehicles is strong validation of how universally applicable our technology is and how it, along with a great community, can redefine transportation.



One of our favorites is this custom build by "_jrat" - see more of his amazing viral work and much more on his GeoOrbital-powered build at:

_JRAT ON INSTAGRAM ⇢

. "We were quite surprised by [GeoOrbital's] full range of electric wheelchairs, electric tricycles, drifting bikes, ebike conversions, dual motor wheel ebikes etc...."

EV Nerds

SEE SOME OF OUR PROTOTYPE VEHICLES

MANY ARE ONLY POSSIBLE WITH THE GEOORBITAL PLATFORM


GeoOrbital
GeoOrbital
MAKE YOUR BIKE ELECTRIC
"REVOLUTIONARY"
"FUN AND FUTURISTIC"
"A LONG LIST OF JUICY FEATURES"

"GeoOrbital might have larger ambitions than a wheel"

Popular Mechanics

FEATURES OF THE BIKE WHEEL

60 SECOND INSTALLATION



The GeoOrbital wheel is by far the easiest way to add electric power to your bike. The only part that isn't in the wheel itself is a simple thumb throttle, which is easily clipped onto your handlebar.

20 MPH TOP SPEED



For our consumer wheel we use high powered 500W-600W motors (750 Peak) and Panasonic 36V removable Lithium-Ion batteries with a *no-pedaling* range of up to 25 miles per-battery.

USB OUTLET



With our built in USB outlet you can charge your phone, bike lights, or even a speaker on the go. Remove the battery from the wheel to have a massive portable power bank to take with you.

FLAT-PROOF TIRE



We displace the air inside of a standard bicycle tire with a specially developed hi-density foam. The result is a tire that acts just like a traditional bike tire, but you will never get a flat. Never!

THE GEOORBITAL IS A **REVOLUTIONARY ELECTRIC WHEEL**
IT IS COMPLETELY SELF-CONTAINED AND CAN
MAKE ANY VEHICLE FULLY ELECTRIC

FOR BIKES THE GEOORBITAL WHEEL
IS BY FAR
THE MOST UNIVERSAL



MANUAL PEDAL BIKE

60 SEC. NO TOOLS

PEDALING-OPTIONAL ELECTRIC BIKE

E-BIKE CONVERSION

FITTING OVER

99% OF ALL FULL SIZE BICYCLES IN THE WORLD

"The way it works is simple: Just snap off the front wheel of any bike and attach [the GeoOrbital] wheel in its place"

Forbes

"Great Design"

Mashable

"Reinvented the wheel"

Boston Globe

"Hit 20 MPH on your bike without breaking a sweat"

Popular Mechanics

OUR PRODUCTS



CONSUMER

BUILT FOR FREEDOM

Priced starting under $1,000 and able to be installed on almost any bike in under 60 seconds, the GeoOrbital consumer wheel represents a breakthrough in electric mobility having already created thousands of affordable and powerful electric vehicles in over 50 countries - **with over 400,000 real-world miles traveled.**

DOWNLOAD OUR CONSUMER BROCHURE ⇢

LEARN MORE ABOUT OUR CONSUMER WHEELS ⇢

"The wheel was easy to charge, install and riding it was enjoyable. It's nice to get to a destination without getting all sweaty. It took my old rusty bike and made it modern and sleek."

Engadget

CONSUMER PRODUCT LINE









29er Wheel

COMPATIBILITY: 29 Inch (29er) wheel replacement (all-terrain)
MOTOR: 600 Watt (750W Peak)
BATTERY: 504 Watt Hours
RANGE: Up To 27 Miles (without pedaling)
TERRAIN: Hybrid use (all-terrain)

2nd Generation Consumer Product

MORE ABOUT THE 29ER ⇢

700C Wheel

COMPATIBILITY: 28 Inch, 29 Inch and 700C wheel replacement
MOTOR: 500 Watt (750W Peak)
BATTERY: 374 Watt Hours
RANGE: Up to 20 Miles (without pedaling)
TERRAIN: On-pavement use

1st Generation Consumer Product

MORE ABOUT THE 700C ⇢

26in Wheel

COMPATIBILITY: 26 Inch wheel replacement
MOTOR: 500 Watt (750W Peak)
BATTERY: 209 Watt Hours
RANGE: Up to 12 Miles (without pedaling)
TERRAIN: On-pavement use

1st Generation Consumer Product

MORE ABOUT THE 26IN ⇢

Accessories

We offer a range of accessories from spare batteries to our Patent Pending brake adapter - a revolutionary mechanical brake that can be added to any wheel we make for use on on bikes equipped with disc-brakes, custom bikes and custom vehicles.

MORE ABOUT ACCESSORIES ⇢

Below are just some of our hundreds of glowing unsponsored reviews from real people. With a 4.6 out of 5 stars on Facebook alone, people from all walks of life LOVE the GeoOrbital wheel!





"I've pretty much had it for about 4 seasons, I've ridden it all year long... it is very easy to use and install... it is GREAT, it is FAST! Ever since I got the GeoOrbital wheel I ride the bike at least twice a day!"
-P Bam

"This thing is FREAKING AWESOME awesome! This is one of the most ingenious invention that I have come across... I haven't had this much fun on a bicycle since I can remember... it is fantastic! "
-Kristin Shaffer





"This thing cooks pretty freakin' proper, it's awesome.... absolute success!"
- Keith Schmidt

"This technology is ABSOLUTELY INCREDIBLE... the GeoOrbital experience is amazing!"
-Herb Chambers, President of The Herb Chambers Companies

LEARN MORE ABOUT HERB AND HIS AUTOMOTIVE EMPIRE ⇢



"One of the coolest products that we've seen in a very long time... it's one of those things that you just wish that you had .. I WANT this, I WANT this SO BAD!"

GizWiz Podcast

PUBLIC SAFETY



BUILT FOR PATROL

We developed this wheel in collaboration with numerous Law Enforcement agencies specifically with the needs of our public safety officers in mind by improving officer safety and ensuring that officers arrive at a call fresh and not winded while providing a faster response time and expanding patrol zones.

DOWNLOAD OUR PUBLIC SAFETY BROCHURE ⇢

LEARN MORE ABOUT OUR PUBLIC SAFETY PROGRAM ⇢







"It feels great, way less exertion, you don't have to pedal as much and I'm very impressed with how fast the wheel gets you going... I think it's great for our type of work."

-Officer Kristopher Threlkeld - Mashpee, Massachusetts Police Department

"You've got to smile while you are using it.... It takes a lot of the wear off your body, particularly on hills."

-Officer Lindsey Batstone - Laconia, New Hampshire Police Department





"My guys absolutely love these wheels! I've had a hard time getting guys to patrol on bikes with the old wheels, but now I can't get them to ride a bike without the GeoOrbitals! They are fantastic!"

Lt. Rodney Leonard - Mayfield Heights, Ohio Police Department

"GeoOrbital has moved our bike program to new heights expanding our officers' abilities to reach calls faster and conserve energy to deal with those events when they arrive. The units have also expanded the area these officers can patrol in during a shift and have proven invaluable in allowing officers to quickly and quietly respond to crimes in progress."

Chief Douglas P. Bracy, York, Maine Police Department

"The quality, workmanship and support provided by GeoOrbital in our transition to these electric units has been superior in every way from installing the equipment to training the officers in their use . As a LEEDS Certified community, we are also pleased to engage in another way to expand our community efforts in an energy efficiency manner."

Chief Douglas P. Bracy, York, Maine Police Department





Staff Inspector Bologna discussing GeoOrbital wheels with Philadelphia PD bike patrol officers.

The PPD is the fourth largest police force in the United States employing over 6,400 sworn officers and over 800 civilian personnel, and patrols an area of 142.6 mi² with a population of almost 1.5 million.

"Swap out the old front wheel for a 21st-century one, complete with a battery and motor"

TIME

UPCOMING PRODUCTS

Consumer-Direct EU-Model Wheel

Developed specifically for European users that have different preferences for motor power, battery size and throttle operation.

Wheelchair Wheels

Used to convert manual wheelchairs to affordable, light-weight and extremely compact electric wheel chairs.

General Fleet Wheel

Used to power bike-share, delivery, cargo-carrying, and other commercial applications.

Universal Mobility Platform Wheel

Specifically developed to be used as a powertrain for autonomous and alternative electric vehicles.

We Are Changing How People Buy Transportation

By partnering with global retailers including Best Buy we are redefining how transportation products are discovered and purchased by consumers.

Outside of selling directly on our website and through our network of Ambassadors we are partnering with top retailers to launch a new category of product - **a way to turn the over 1 Billion already made bicycles into affordable electric vehicles that 94% of Americans already know how to use.** Working with best-in-class


WHEEL
NO LICENSE
NO INSURANCE
NO REGISTRATION

A GeoOrbital wheel on sale at a Best Buy store in New York

retailers also allows us to create more volume sales, raise awareness, and, in turn, reduce costs.

Priced under $1,000, the GeoOrbital wheel, when mounted on a standard bicycle, makes one of the most affordable quality electric vehicles available.



Because our community launched us and led to our viral growth we have an active network of hundreds of Ambassadors that connect existing GeoOrbital owners with potential customers.

INVEST TODAY

The reception for the GeoOrbital wheel has been impressive. In 2017 (our first full year of sales) our net revenues were over $2,000,000.

With our second campaign on StartEngine we are expanding our community by including everyone in our growth. Join over 1,000 current convertible note Investors by investing in **our first equity round open to the public**.

In addition to supporting operations, proceeds from this offering of Common Non-Voting Shares will allow us to make progress towards:

◉ Developing a method for higher volume manufacturing with a focus on improving performance and reducing cost
◉ Capturing consumer demand at a wider range of price points (split our product line into more affordable and more premium offerings)
◉ Expanding our online, retail, and global sales channels
◉ Engaging in healthcare-related application including wheelchairs
◉ Re-entering European markets through partnerships and distributor relationships (Please see our annual filing for more information)
◉ Increasing our presence in the Public Safety market including Law Enforcement, Fire Services and Emergency Medical Services
◉ Growing our fleet strategy to include delivery services and bike-sharing
◉ Continuing to develop alternative electric and autonomous vehicles for commercialization and licensing

We are a young company that has accomplished a lot, but great companies can only succeed with the support of great people and we are looking for great investors to join us in our journey to grow together.

"Judging by the high volume of glowing reviews, it appears as though GeoOrbital remains one of the few Kickstarter campaigns that offered a game-changing product, met a high demand, and continues to flourish."



First Prototype

First Prototype created and first utility patent application filed

April-October 2014

1st Rideable Prototype

First generation rideable prototype created and life testing begins.

November 2014

2nd Generation Prototype

Built the second of 5 Generations of Rideable Prototypes and started our beta testing program.

February 2015

The miniPenny

Released our 1st alternative electric vehicle - the miniPenny.

March 2016

Public Launch

Launched on Kickstarter with a campaign that closed in the top .05% of all crowdfunding (1,623 backers who pledged $1,261,222).

May 2016

First Production Wheels

Began large volume shipping and manufacturing.

November 2016

1st StartEngine Campaign Launch

Our first equity crowdfunding campaign reached it's goal ($1,067,875 from 1124 investors) with more investors on a waitlist.





May 2017

Experimental Vehicles

The New England International AutoShow asked us to headline a new section and to demonstrate over a dozen custom alternative electric vehicles.

January 2018

Public Safety Program Launched

After over a year of pilot programs with multiple police departments across the country we officially launched our Public Safety program.













July 2018

First Patent Issued

After 4 years of work our first and primary patent was issued. There are many more U.S. and International patent applications in the works.



September 2018

2nd StartEngine Campaign

We are continuing to grow and build our community with our second StartEngine offering.

September 2018

New Markets and Healthcare (ANTICIPATED)

Our expansion into international markets and deployment of the GeoOrbital wheel for wheelchairs and future electric vehicles.





2018/19

ne Press














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Meet Our Team



Michael Burtov

Chief Executive Officer and Director

Our Founder & CEO, Michael Burtov, has 15 years of experience in starting-up and seeing companies through their lifecycle. Before GeoOrbital, Michael was the founder and CEO of three companies and was most recently the founder and CEO of Cangrade, a hiring platform, from 2011 to 2014 at which time he founded GeoOrbital. He is very proud of having served over two years as a Peace Corps volunteer. In his spare time Michael is an instructor on innovation topics at the MIT Enterprise Forum of Cambridge and an advisor to over a dozen startups. He was named "One of the top Inventors of 2016" and one of the "most dynamic and creative people shaping business today" by the Upstart Business Journal.





Dakota Decker

Chief Technology Officer

Our CTO, Dakota Decker, joined the Company in 2015. He comes with years of experience as a development engineer for SpaceX, where he worked from 2009-2015. SpaceX is one of the most innovative and future-focused engineering companies in the world. SpaceX taught him to develop a wide array of skills and unique problem-solving abilities, which are crucial to making a startup succeed, along with passing on a vast knowledge of materials and techniques to bring any hardware product to reality. Dakota is very proud to have earned his master's degree at the age of 19 and declined an invitation to pursue a PhD so that he could build rockets with SpaceX.





David Cohen

VP of Business Development

Our VP of Business Development, David Cohen came to GeoOrbital with decades of experience creating strategic partnerships in a variety of technology markets. He began his career in 1986 in the medical device industry, where he demonstrated to surgeons and hospital administrators the value add of multi-use instruments. During this time, he observed over 2,300 surgeries, highlighting his desire to thoroughly understand his customers' needs. From 1996 until joining GeoOrbital in 2015, he made the transition to the energy industry, representing several high-efficiency solar, heating, and cooling manufacturers. David has successfully managed sales teams, distributor and dealer networks, and created



Michael Potts

Marketing Manager

Our Marketing Manager, Michael Potts has been launching, marketing and selling technical products around the globe for over 25 years. In the late 1990's at Ford in the EU and United States, he was part of the project management team for the Company's electric vehicle program, working with focus groups to understand customer adoption strategies for new products. From 2015 to 2017, he ran a marketing agency, Network Engagement, to develop online business for companies like Idyllic Software and began his engagement with GeoOrbital. From 2012 to 2015, he was the Business Development Director for Sustainable Minds, a B2B cloud provider of software and services for environmental product transparency applications. In 2008, he was



numerous sales training programs.



the manager of a Colorado E Bike store - Small Planet E Bikes. Michael has a BSc (hons) in Mechanical engineering from Brunel University United Kingdom.



Jeff Jaran
Director of the Public Safety Division

Jeff came to GeoOrbital in June 2017 after serving as a senior level law enforcement executive, including 14 years as a police chief and Emergency Manager in localities in the State of New Hampshire and Commonwealth of Massachusetts. He is also a graduate of the FBI National Academy, Quantico, Virginia. Jeff has thousands of hours of specialized training over the course of his 29 years of working in capacities such as patrolman, narcotics detective, supervisor, past vice president of Cape Cod Chiefs, control chief of a regional SWAT team and motorcycle unit. Additionally, Jeff has supervised large-scale events such as the Pan Mass Challenge, Wounded Warrior Project Soldier Ride, Laconia Motorcycle Week, US Presidential visits as well as executive protection for politicians and celebrities. Jeff is a current retired member of the International Chiefs of Police, FBINA, Massachusetts and New Hampshire Police Chief Association.





Anthony Perugini
Mechanical Engineer

Anthony, a Mechanical Engineer, came to us as a class of 2016 graduate from University of Virginia. Previous to GeoOrbital, Anthony interned with Amazon Robotics, working directly with the Hardware team on accelerated life testing and quality assurance. Anthony has become the jack-of-all-trades when it comes to working for GeoOrbital, with responsibilities ranging from reliability testing, to technical support, to developing new applications for the wheel. His background in business and CAD software allows him to better design our future products for manufacturing and economic feasibility.



Shelley Patterson
Customer Experience Manager

Our Customer Experience Manager, Shelley, has worked in the bicycle industry since the founding of Buddy Bike, LLC in 2005. As the Director of Marketing & Business Development she managed all aspects of the small business that manufactures and distributes a tandem bicycle for riders with special needs. Shelley brings to the GeoOrbital crew a dedication to providing the level of customer service that she herself would appreciate as a consumer. Besides bicycles and adaptive cycling advocacy, Shelley's other passion is animal rescue. She is trained in large animal rescue and disaster rescue. She was a volunteer with a South Florida horse rescue for over 8 years and served as their Volunteer Director for 5 of those years. She enjoys spending her free time with her rescued dogs and horses.



Offering Summary

Maximum 76,428* shares of Common Non-Voting Shares ($1,069,992.00)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 715 shares of Common Non-Voting Shares ($9,996.00)

Company   GeoOrbital Inc.

Corporate Address	17 Properzi Way, Somerville, MA 02413
Description of Business	The Company develops and sells an "all-in-one" electric wheel that can be attached to almost any vehicle to make it electric. The companies current focus is primarily on bicycles. The company also develops alternative electric vehicles based on its proprietary platform.
Type of Security Offered	Common Non-Voting Shares
Purchase Price of Security Offered	$14.00
Minimum Investment Amount (per investor)	$504.00

Perks**

Invest $2,000 and receive an additional 10.5% ($210) of Common Non-Voting Shares and a 7% discount on product purchases*

Invest $5,000 and receive an additional 12.6% ($630) of Common Non-Voting Shares and a 10% discount on product purchases*

Invest $10,000 and receive an additional 16.8% ($1,680) of Common Non-Voting Shares and a 15% discount on product purchases*

Invest $50,000 and receive an additional 20.02% ($10,010) of Common Non-Voting Shares and a 20% discount on product purchases*

*The product purchase discount applies to any product purchases on geoo.com through September 31, 2019.

The bonus shares are capped at every investment threshold. For example, if you invest $4,000, you will still receive an additional 10.5% shares based on the $2,000 investment level.

**The additional shares and perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

GeoOrbital Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Common Non-Voting Shares at $14 / share, you will receive 1 Common Non-Voting bonus shares, meaning you'll own 11 shares for $140. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Invest in GeoOrbital - the Future of Transportation

My name is Michael Burtov, I'm the founder and CEO of GeoOrbital.

Hi, I'm Dakota Decker, the chief technical officer here at GeoOrbital.

GeoOrbital makes a new type of wheel that converts any vehicle into an electric vehicle in seconds, and moreover already defining transportation. To date, we've converted thousands of vehicles into affordable electric vehicles in over 50 countries.

We're starting with a humble bicycle. It just takes a few seconds to swap out your regular front wheel for GeoOrbital to make an affordable electric bike, but the future, the future of GeoOrbital is really as a complete mobility platform.

This self contained electric wheel design has the potential to make real impact on urban transportation. Since the wheel itself has the battery, motor and all the electronics it needs to function, it can easily adapt to empower all manner of vehicles.

E-mobility is the future of transportation and GeoOrbital is on a mission to not only turn the over 1 billion already existing bicycles into vehicles of the future, but to create a completely new breed of electric first vehicle that is only possible with the GeoOrbital platform.

Traditionally, people think of the wheel as an accessory to a vehicle, but to us, the vehicles became an accessory to our wheel. You can take the bike off any of our wheels and instead attach it to a drift trike or a wheelbarrow. Same wheel, same function, and in one or two minutes, you've got an entirely new electric vehicle.

Our wheel design isn't the only groundbreaking part of our company, we're also redefining how emerging companies raise money for growth. In fact, we're one of the only companies in history that has been able to raise over a million dollars in product crowdfunding, and over a million dollars in equity crowdfunding together with our community of thousands of people who believe in our mission and vision.

We're now expanding to systems using multiple wheels working together. Wheelchairs are an obvious one, but also cars, autonomous vehicles, construction equipment, anything that rolls. There are so many opportunities that GeoOrbital has now filed patents globally cover the many possibilities with this technology.

Having sold thousands of wheels with hundreds of press features, with over 50 million social engagements, including appearances in the Discovery Channel and Shark Tank, we are pioneering a brand new category of product and company.

We're a company that, in many ways, has been voted into success by thousands of people. We believe that having a community backing you is the future of financing for emerging companies, and we are honored and humbled to be a leader in that movement.

We need your support to grow a great company together. Please invest in our offering and join our movement to define the future of transportation.

GeoOrbital - Invest In The Future

Hi. My name is Michael Burtov. In 2014, I invented the GeoOrbital wheel and built the first prototype. The GeoOrbital wheel is really a platform that lets you convert any bike to an electric bike in seconds. "Gizmag" called it "a radically different design" and has been featured in "Time," in "Forbes," in "Popular Mechanics," on the Discovery Channel.

Let me show you how the wheel is made. This is our contract manufacturing facility in Peabody, Massachusetts. It's about 10 miles north of Boston. This is where thousands of wheels are assembled, tested, and shipped, and I think it's funny that until I built the first one, engineering experts told me it couldn't be done. And until we sold thousands of them, business experts told me that it couldn't be sold. It takes a community, a strong community to come together to really bring a product to life.

A few months ago, we had a groundbreaking, kickstarter campaign. We raised over $1.26 million from a community of over 1,600 people. We have shipped wheels all over the world, and people have put them onto very, very creative things that are always inspiring and motivational to us.

I want to show you our game room. This is an electric drift trike. If you've never been on one of these, definitely check one of these out. Something a little more serious. This is an electric full-size wheelchair which still folds up. Look how compact it is. You can still operate this manually too. It's so universally compatible we even put it on a wheelbarrow.

Hey, don't forget about the miniPenny. This is the first of our concept vehicles to make it into production, and it wouldn't be possible without the GeoOrbital Wheel. The nice think about this platform is it has all the components built in that make it move, so we're not limited by a lot of the restrictions of traditional vehicles. We've been working on a car now where the wheels will turn sideways to drive, and it can fold up when it's parked.

We're a company powered by a single simple idea that a wheel can move itself. The opportunities are limitless, and we think we can redefine transportation. But, it takes a community. It takes a community to make change. Products don't make differences, communities do. So please, please join us in building a great company together that can really make a difference in transportation.

Wild Card Demo GeoOrbital

Hello. I'm Mike. Geo Orbital is this wheel. So, let me tell you a little bit about myself. I have had a lot of weird ideas in my life, a lot. When I was in college I wanted to join the Peace Corps so I joined the Peace Corps. After the Peace Corps I worked in international development, then I decided I wanted to be an investment banker so I became an investment banker. After that, I started doing start ups. Two years ago, when I was running my last company, I was watching Tron. I'm sure you guys have seen Tron. They have these awesome motorcycles, these bikes.

They have the hollow wheels, the orbital wheels. And, I was thinking that's really sweet, I really love those bikes, but it's a lot of empty space, that's wasted space. Why don't they put a battery? Why don't they put a motor in that space inside that bike? So, that was my idea. So, I left my company and I started building a mini one in my kitchen. Now, the problem is that I have absolutely zero background in engineering. I really have no idea what I'm doing and I remember thinking really clearly that adults don't do this. Adults don't leave jobs and start building things in their kitchen. But, I did and it worked out thankfully.

So, here's what we have. Six months after I built the first tiny mini little prototype I met our CTO, a brilliant engineer named Dakota Decker. I met him in a networking event in Cambridge. He ended up leaving Space X to build this wheel with me. Two years later, a lot of engineering work, a lot of bootstrapping, we all bled for it, and mainly from accidents and cutting ourselves accidentally while we were prototyping stuff, but we bled for it. We built this. This is really the brain child of a collaboration between a business guy, a mediocre business guy like me, and a brilliant engineer like Dakota. So, what we have here is the most powerful, easiest way to convert a bicycle to electric. It takes under a minute to install and absolutely no tools. I'm actually going to demo this for you guys on stage with a prototype, right? Now, this isn't risky at all. Nothing could possibly go wrong, live demo on stage with an electric vehicle that's in a prototype. I'm joking.

We have five generations of these. We have thousands of miles on 'em with hundreds of beta testers. What I'm doing here is I'm unhooking Velcro straps and undoing a quick release on the wheel. And what you see now, is a 100 percent normal bicycle, and what you see here is our wheel. This weighs 20 pounds, it has a battery and a motor. The battery is removable and the motor is 500 watts. That was the entire removal. Now, I'm going to put it back on. This by the way, if you want to take a look, a 100 percent normal bike. This is exactly how we bought it from the story. I added a bell, but everything else exactly how it came from the store. So, if you have a bike this wheel will fit it. This is the installation. So, I'm going to turn sideways so I don't show you my best side from the back. Velcro strap, quick release, just tighten that up, another Velcro strap on this side, and these are just kind of redundant there, and a throttle. It just clips right on to your handle bar, any handle bar. Now, I took a 100 percent store bought completely unmodified bike and turned it electric. Now, I have a little practice in doing it, that's why it took only a few seconds. It'll take you a minute.

Now, just to add to this, the cool thing about a wheel that doesn't spin, the cool thing about a wheel that works completely independently from the rest of the bicycle is it doesn't really need the rest of the bicycle to work. So, we made this little guy. This is a half a bike. This is a mini Penny Farthing. This is a unicycle with a training wheel. Because our wheel goes on the front, it doesn't really need the back we can make funky vehicles like this. This is extremely practical, extremely funny, extremely fun, extremely nimble. So, to sum up the world's our oyster and we made a wheel. Thank you.

GeoOrbital Inc at the 2018 Edison Awards

I'd like my story. If I was in high school, when I had a lot of dreams about the future, and I heard

I've kept it locked up in the garage, basement. No issues. I've had nothing with wiring, no loose parts, anything. It's pretty scare. I'm not saying I'm rough with things, but if there's one person that tests stuff out that's me.

All the parts that I use when I take it apart every day. So far nothing. This is the throttle. So, I've used it on two different bikes. I have a Trike bicycle, a Schwinn Meridian, and I also have a regular bicycle.

I use them on both, they work fine. I don't know how well it would work on a Trike. It fits fine, and it works great. It goes a little slower because you're pulling a little more weight.

It is also very easy to use and install. All you have to do is remove your existing wheel and detach your front break. Put this wheel on, slides in real easy, and then you tighten it down.

Then, it has these rubber straps that you put on either side to secure it because it has a lot of torque when you accelerate. And then, this is the throttle. It's always connected to the wheel. Just install the throttle on the handlebar and just put it where it's comfortable for your thumb.

You got your battery. It's really easy to slide in.

If it's on the track right it just slides in really well, just push down hard, and then on the throttle it has a three light indicator when it's on.

You can turn it on and off with the key if you're going to lock that up, on the bike rack you can take the key with you. Or, if you're nearby they got a great button on the throttle and when you push it, it turns it on and off.

So, I had the GeoOrbital wheel for about a year now. I got it when we got it shipped to us in November of 2016 from Kickstarter. I think they go for about 999 now, and we got ours for around 757.99, I can't remember.

Either way, I feel it's a great deal. Always the first question, "Can you pedal when it doesn't have power?" Yes, you can pedal when it doesn't have power, but no, it does not feel like a normal bike.

There's tension on the wheel when it's on. It pretty much feels like if you have 10 gears on your bike, it feels like you're pedaling on gear 15 if that makes any sense.

Desperate times, you can pedal with it, but when you run out of power, you're really not going to want to pedal. You probably can go about a couple of blocks. You're going to want to walk the bike, but with power it is great. It is fast.

Like I said, I have the Trike, which is a three-wheeler, has more weight, and has more tension to pull from the bike itself. And we have a regular bike. I've used them on both.

I would say, on the Trike itself it goes anywhere from 10 to 12 miles, and I can about 10-15 about an entrepreneur that just dreamed up something, from watching a movie, and made it happen, and built a whole team, and a company around an invention. I would've been really excited.

My name is Michael Burtov. I am the founder and CEO of GeoOrbital. The GeoOrbital wheel is really a self-contained, self-moving wheel. Has a motor, and a battery inside the wheel, itself. Still takes up the same space, the same form factor, as a traditional wheel, but it powers itself. You can attach it to anything ... a wheelchair, a bicycle, and make that vehicle electric. That's what we are. We're a company on the cutting edge, of making the future of transportation happen, making it affordable, making it accessible, and making it really easy to use.

With the Edison Awards, I think a lot of it is the idea ... the impact, the innovation that's presented. Whether it's a large company, or a small company, I think the idea is the driving force. I'm here as a startup, a small company competing with Lockheed Martin. I mean, it's crazy that we're on the same playing field, and that we can actually compete with each other. The vast majority of innovation comes from small people. The vast majority of impact comes from the small guys that become the big guys. That's what we are. I think that's what everybody really wants to be. We wanna get there the right way.

What we're doing, in pioneering equity crowd funding, product crowd funding, and we've raised millions in both, is a way to really democratize, to let people choose what the next big idea is. As a company, we're in our infancy, but, we're always looking forward. We're always looking forward to the future of transportation. We want to be on the cutting edge. We want to be part of the conversation. It's the power of the idea, that changes the world. It's the movement that we create, that changes the world.

GeoOrbital Parade

No Audio

⚡☒ ☒ 1 YEAR WITH THE GEOORBITAL WHEEL AT HOME TEST - P BAM VLOGS - BAMS PRODUCT PICKS

What's going on guys? Welcome back to the blog, and today we're going to do another Bam's Product Pick review. I just got back from a ride and I got to put away the GeoOrbital wheel and charge it up.

A lot of people have been asking how the wheel has been holding up for the past year. I pretty much had it for about four seasons. I've ridden it all year long, so before I put it away, let's go through what's been going on this past year.

This is the bag that it comes in. It comes with a bag, a charger, and the wheel. This bag's pretty thick, it's made pretty heavy like a really good backpack or something.

It zips open at the top. Even has a zip ... some deep pockets for tools and things, and you got the wheel, and this is the wheel. I haven't even washed it or anything this past year.

miles an hour on it, but on a regular bike it feels super fast, and it goes about for what they quote for. I can get about 20-23 miles out of it, and I go around 20 to 25 miles an hour.

I've done the fastest with pedaling and I've gotten it almost to like 25 miles an hour at one time. I average on it about 21 miles an hour, full speed, and that's also with barely any pedaling with it. And, when you're at a decent cruising speed, you can pedal with it and it feels pretty nice.

But, I'll show a comparison of the two, the Trike and the regular bike, from startup, side by side. The regular bike with two wheels just takes off. The one with the Trike, it's a little slow to start, but then again, like I said having to get the Trike for speed, I got it more for convenience.

Ever since I got the GeoOrbital wheel, I ride the bike at least twice a day, usually. If I didn't have this wheel, I'd ride the bike maybe twice a week, but I use this now even to run errands. I've taken it to the grocery store.

We got a little kid trailer for our daughter that I pull behind it on the Trike so it's like double the tension besides me. With the GeoOrbital wheel we can do errands, we do grocery shopping, I put them on the bike, as well, and I still get about 10 to 12 miles on it with all that payload.

It's a lot of payload for this, but this is very strong, very sturdy design in my opinion, like I said. I do take care of it, but I don't do any maintenance to this thing. I haven't washed it, I haven't tightened any of the screws, I have not needed to, and it's not that I don't move it.

I change it from a bike at least once a day. Zero issues. And also, to make other things clear, I have never tried any other electric bike. I've only tried this one, this is the first one, this is the first one I saw where I liked the design.

I've seen other ones where they're put on the back, I don't know if that's more hassle or more things you have to take apart, and can you take that off? And can you take the back installation wheel on and off? That easy, the GeoOrbital wheel.

One reason why I like it is because it pedals for you, obviously, but the second reason is it's so easy to take on and off. I have no problems with it. I enjoy when people try it out.

Everywhere I go, people either ask, "What is that?," or, "I've seen that online. Do you like it?" Of course the answer's always, "Yes". I wish GeoOrbital would just give me some business cards so I can just hand them out, because literally when I take this out there's at least two or three people a day that just ask me questions about this wheel. I wish I just had a card where I just hand them like, "Here".

I got it in November of 2016. I was so hyped on it that I used it in the cold, 30-degree weather. I used it at night, two in the morning when it's freezing cold, when spring came I was using it in the water. You can see there's even dirt on this thing.

All summer long, the heat, cold, moisture. Nothing. Zero problems. Before this even came out I think I followed this company for like a year when they were advertising this wheel, and I just really liked the way the company presented themselves. It looked like they really cared about the product.

When they were shipping it, or even when we had questions or problems, they are just right on top everything. If you're thinking about other companies, if this one seems a little more expensive, or you're not sure about the design, I'm telling you. I had it for a year, it's so easy to take on and off any bike, install.

I still … Knock on wood, I hope not after this review I'm getting all this karma, but I have had zero issues with this wheel. It's also an airless tire, so it shouldn't get punctured, and it's soft but hard as a rock.

All right, I got to finish charging this up, put it to "Unlock," pull out, put this back in the bag.

If any of you guys got a GeoOrbital wheel and make videos, too, send me a link or leave it down in the comments. I'd like to check them out and see what your reviews are and your opinions.

I'm not the only opinion out there, but thanks for watching. I hope this review helped you out. If you have any questions, shoot them down in the comments below.

I got links in the description for any of the products, and this GeoOrbital wheel. Or if you need any specific stats on anything you can check the description of the video below.

Thanks again for watching, thank you for subscribing. If you haven't subscribed please hit the "Subscribe" button and hit that little bell for the notifications because we upload every day.

We got new episodes weekly. Tour around, check out all the videos. We got gaming, we got music, we got DJ videos, product reviews, cooking tips. Any videos or any products you want to see me review or do, inbox me or leave comments down below.

I'll see you tomorrow on the next video. Thanks.

LIFE FALLING APART DO THIS! AND MY GeoORBITAL. (trust me it's related)

What do you do when everything seems to be falling apart? Well I'm going to be talking about that and my GeoOrbital. Trust me, it's related. Today, right here, right now. Hey everybody, it's Kristin Shaffer, and you are watching F.A.B University, where you get everything you need to live a healthy, fit, and fab life. What do you do when everything seems to be falling apart? Let's say you're going through a divorce, let's say your boyfriend left you, or cheated on you. Let's say maybe you're caring for an elderly parent, somebody that's ill, that's really close to you. Or, perhaps you lost your job. Or, God forbid, all of that's happening all at once.

Well, if you're anything like most normal human beings, especially women, you're probably crying your eyes out, you are not sleeping at night, you're not taking care of yourself, you're not exercising, you're not eating right, you're cramming your face full of junk food. You are completely sleep deprived, frazzled, and you're hating life. And, you're thinking to yourself, "I cannot possibly take one more minute of this." You've had it.

Yeah, I've been there. It sucks, bites the big one. The question becomes, well what do you do? Now, if I was like a lot of other experts out there, I would be telling you, "Well, just suck it up and move on." But, number one, that would be condescending. And two, that would be absolutely terrible advice, in my opinion. Does it work to just suck it up and move on? Well, you know, typically no. Not usually, especially for us women. Our brains just aren't wired that way. But, there are things that do work. Here are five things that I want you to do right now.

First of all I want to say if you're going through any of that, or all of that, I am so freaking sorry because, you know what? It does suck. My first bit of advice, is cry it out. Allow yourself to relieve yourself of that stress, that pressure, that pain that you're feeling inside. It's okay. It's not a bad thing to just let it out. That's how women are wired. Men, they like to kill things, punch things, destroy things. Women, we like to cry. Do it. Believe it or not, it is helpful.

While you're doing that, remember, it's really important this part, that this too shall pass. Because, it does. The value of time cannot be underestimated. You will get through this. As badly as it sucks right now, you will, and things will get better over time. That's key.

Then secondly, I want you to take a moment, and this is super important to do. I want you to write this down, because there is, there's something really important about taking what's in our heads, and then putting it down on a piece of paper, or type it into a computer, whatever you need to do. But, I want you to actually get this into a written form. I want you to list out all of your assets that you can think of right now. The great things about you, because you know what? You have them. Even though it might be really super hard to think about that right now, because you're kind of stuck in this negative spiral, you do have talents, you have assets, you have great things in your life about yourself, and about the world that you're living in. Whatever that may be right now, and you need to write it down. That's critically important.

You need to take stock in all the good things about you, and the life and the situation that you're currently in. Why is that so important? It's important because right now, the way you're feeling. You feel like crap, it's all too easy just to stay in that negative spiral. You have to kind of force yourself to look at the positives, to look at the good, because they are there. You just need to look for them right now.

Third, I want you to think about one reason that it's super important for you to stay healthy through this process of healing, through this process of releasing the pain and moving forward. That one reason could be the kids. For instance, if you're going through a divorce right now, those kids, your children need you. They need you to be healthy, they need you to be strong. And, they need that for the long haul.

If you have an ill parent that you're taking care of, well that parent needs you to take care of yourself so that you can take care of him or her, or maybe even both of them. It could even be that you have a dog or cat. Well, your dog or cat needs you. They need you to be there for them. It could even be your community. The community needs whatever talents you have to share, because we all have them.

Then next, I want you to write down three things that you think will help you to feel better. Three goals. For instance, if you need to get a job, put that down, "I need to get a job." If you're going through that divorce and you're nervous about dating, and you want to get yourself in shape, then put it down, "I need to get into shape." Or, in the example of taking care of elderly parents, "I need help." Whatever those three things are, think of three things right now that will help you to feel better, and write it down.

Then fifth, I want you to write down right next to those three things, something you can do right now to move you toward those goals. For instance, getting a job. March right down to a temporary employment center, and start that process with them. In the example of weight loss, or in getting into amazing shape. Well, check out my Sexy Body Program. That program is specifically designed for busy, smart women just like you. Or, in the case of taking care of elderly parents. Well, start researching some nonprofit organizations in your community that are designed specifically to help someone just like you, just like in your situation. They are out there.

If you do all of those things right now, I guarantee you, you're going to start to feel better in just little increments, and you're going to start to move in the right direction. Now, I'm not going to blow smoke. I tell you, it's not easy. When you're feeling like crap, the last thing you want to do is actually motivate yourself to get moving on a goal. But, if that powerful feeling is, "Look, I just want to feel better. I just want to feel better." Then do these things, I promise you, it's worth it. It'll get you moving in the right direction.

Then the key is, you gotta keep doing this. This is not a one time thing. This is an ongoing process. When you're feeling down again, redo that list. Don't just review what you did, but redo the process all over again. Trust me, it's worth it.

Okay, now we're going to talk about my GeoOrbital. I know what you're thinking, "What the heck does a GeoOrbital have to do with this whole topic? And, what is a GeoOrbital?" That's a GeoOrbital. Now, before I say anything about this product, I do want to state, this is super important. GeoOrbital did not ask me to state an opinion on this product, I am not being paid for this, I just absolutely love this thing and I felt like I needed to share it with you for a couple of reasons.

First, 'cause the thing is freaking awesome. Oh my gosh, this is one of the most ingenious inventions that I've come across in a long time. Second, it fits right into this topic because, you guys probably already know, 'cause I've talked about it in other videos. I have bad knees. I've had bad knees since I was in, oh my gosh, I think middle school. I can remember running track in middle school, and having some pretty serious pain. It was something that I was born with, and then later in life I had problems with my meniscus, and I even had some minor surgery. My knees are in really bad shape, and as I get older they are definitely getting in worse shape.

There's a whole bunch of things that I can't do now, because I'm trying to preserve my knees as much as I possibly can, and not inflame them. Things like running, hiking, swimming, bicycling. I can't do that, because that repetitive motion, whatever that friction causes within my knees. Well, that causes pretty severe inflammation, swelling, and pain.

What's interesting about that, and what ties all of this together, is that I could focus on the things that I can't do. I often times have people say to me when I'm explaining to them that I have bad knees. They say, "Oh my gosh. Well Kristin, I'm so sorry. That must stuck." My response always is, "No, not really. I just find other things to do." That's what's important, and that's what the tie in is to the topic today. No matter what your situation, you will find the silver lining, you will adapt, you will overcome. And, you will find joy. Maybe it might not be the joy that you found in previous times, but you'll find joy in other things. Like a GeoOrbital.

This thing is amazing. Okay, so this is what it is. It's an electric wheel. It basically fits on any bicycle, literally in, well, 60 seconds. I seriously thought that when they had this demo video on their website where they show you putting it on in 60 seconds. Candidly I thought, "Yeah, right. Whatever." No, it seriously gets on your bike in 60 seconds. It shows up in a box, kind of like an iPhone. You remember when iPhone's first came out, and they came in a box, and there were no instruction manuals, no anything? Just the iPhone in the box and everybody was like, "Oh my gosh." You just hit the power button, and boof, it turned on. Gosh, that was like revolutionary at the time.

Well, this wheel is kind of the same thing. It just shows up in a box, and you literally take the front wheel off of your existing bike, put this wheel on, and it conforms, it transforms your bike into an electric bike. A fully powered electric bike. I bought this thing not too long ago, just put it on last night. I gotta tell you, I haven't had that much fun on a bicycle since I can remember. Oh my gosh, it is fantastic.

I have to tell you that I had more difficulties putting together the bicycle that I ordered on Amazon.com, than I did putting on this GeoOrbital Wheel. Yeah, that really happened. I don't think I'm going to be quitting my day job any time soon. This is what the wheel looks like. I'm telling you, it's like something out of Back to the Future.

[inaudible 00:10:19].

Think I'm kidding? Check this out.

Flux capacitor.

Coincidence? I think not. I took a spin for a couple hours on this thing, and I gotta tell you, I haven't had that much fun on a bicycle since I can remember. I didn't have to pedal at all. My knees feel fantastic, and I got a little bit of core workout because I had to duck under branches. You know, there's a little bit of fitness involved there. But wow, what a lifestyle change for me. Now I can get outside again, and really enjoy something active without hurting my knees. Thank you GeoOrbital, my hats off to you. You guys are brilliant.

Angel? Honey?

That wraps up today's episode, and I hope you truly got value out of it. If you did, please hit that like button. If you want to see more videos, make sure to hit that subscribe button. Also, don't forget, I'm still offering my free Six Weeks to Sexy Fit and Fab Plan. You can find that plan if you head on over to Fab-University.com, or Figure&Bikini.org, my other website. Just signup for the weekly email updates, and you'll get that plan free. If you're really ready to get into shape and you want to stop that yo-yo cycling with the next diet plan, the next diet fad, and it hasn't worked for you. Then make sure you check out my Sexy Body Plan, because it does give you everything you need to get into and stay in shape for life.

Thank you so much for watching today. I'm Kristin Shaffer, Founder of Fab-University.com, and Figure&Bikini.org. I can't wait to see you next time.

Electric wheel VS! Tall Bike

Hey, what's up everyone? I'm Keith Schmidt, heading out to Greenville North Carolina to have a little session at JC park. Afterwards, we are going to mess about with the electric wheel that Geo- Orbital was nice enough to send out to try for the holidays. I hope you all enjoy it.

Where your shoes been?

If I had longer, I could show you the step.

Well that's a wrap JC park. I wanted to film a little bit more, but I took a digger on the box jump, ended up getting it, but I'm a little sore now. We're just going to pack up and head across the way and see what we can do with this electric wheel that's in my trunk.

What you need? Is it cold out here?

Dude, my drier broke. My drier broke, so I have to hang all of my clothes.

Alright, we stopped to grab Dan at his house. He lives right beside JC, almost. I wanted to show you this sick map. This is everywhere we've done a show this year.

What's up with this Z-coaster?

That's a new new.

Dang, son.

Dude I'm so pumped...

Alright, finally off.

Oh shit.

So this is the Geo- Orbital wheel.

The Geo-Orbital Wheel. Look at that box. [crosstalk 00:03:59]

To try out over the holidays. We're going to see what we can come up with. It fits on any 26 inch bike or anything that you can put a wheel on that's 26 inches.

Those are some resumes.

Road trip! Yeah we just drove through all the tailgate. Yeah, not just yet. I just drove by your house about five minutes ago. We're heading to the other side of town. We're going by fifth street. You know, you've been to the body show behind there, right?

What's up man? I'm Keith.

Nice to meet you. Trying to get this bike thing going in Greenville.

Cool. Do you mind if we... [crosstalk 00:05:14]

Is this a front hub or rear hub?

It's a front wheel.

Dang.

Yeah.

Alright. Well, we're at the bike shop. What's your bike shop called?

Pedals and Pistons.

Pedals and Pistons.

Duke, inside.

[crosstalk 00:05:40]. Can take it back there. Lets go for a little quick walk through, here.

This place is interesting. All these bikes. Oh my goodness. Do you see this? This is insane. So many bikes here. Looks like they're coming out over here, check it out.

Alright. [crosstalk 00:06:16]

And then just make a whole week party. Dump beer all over the place and see what gets built.

Alright, well lets get this front wheel off.

Put that wheel up here. That'll open it up.

Lets see what's in the box.

Lets see what's in the box.

Alright, I just took a little peek inside, but it's real simple to open. You just cut the little straps.

Fragile.

Look at that. Oh man, what have we got here. Looks like we got Geo-Orbital Wheel, we got a charger and looks like the battery's already in it.

Yeah, you literally plug and play.

I guess worst case is, if it doesn't fit on here, we can throw it on another bike to try it out. [crosstalk 00:07:36]

Hopefully it fits, though.

Yeah.

Is there an instruction manual... [crosstalk 00:07:48]

This is like the best worst idea.

I don't know if we need them.

How does it work?

It looks like we found the instruction manual and some keys. A good start.

Knee throttle.

Oh man.

Use your foot. [crosstalk 00:08:05]

It looks like our throttle camera might be a little short for the tall bike. [crosstalk 00:08:11]

That's a foot throttle.

Look at that sucker.

Maybe we can use a towel or something, I don't know.

Can we put a card in the spokes? Let me see one of those cards. That way it makes noise, like a motorcycle.

Good idea.

Does this come off, I assume?

No, that's probably a leveler.

What happened to the six pack?

It's done had its time.

So this stays in place.

Alright.

And this turns this. I got you.

Alright.

Somebody want to lift that back?

Oh, you got it off. [crosstalk 00:08:51]

Boom, baby.

Slack that up. Hold this. Yeah, right there, like that.

It's supposed to to go around the horn somehow.

Yup. You know what we should have done, Keith? We should have probably let you try to ride this first.

You're going to be the one riding it.

Okay, we got the wheel on. We got the gas pedal set and I got the keys. The keys. The keys.

Ready to go.

Alright. Insert the key in to the battery. Alright. Then, what do we do? That's it?

Hit the gas.

Did it light up?

Something.

Alright, give her some gas.

Dude, so it doesn't work without pressure on it.

Yeah.

Oh really?

Yeah.

Oh my gosh, dude.

Alright so we got the wheel hooked up to the tall bike. We're heading out to the street to see if we can get on this thing. Dan has experience at riding this. I have never ridden a tall bike, ever. We're going to see if we can make it happen.

Just left his truck running.

Alright, so Dan's going to show me how to get on the bike and I'm simply going to watch and learn, as we would say. Then I'm going to give it a go. Lets see if Dan can do it first.

Now granted, we added an electric motor this tall bike.

Oh yeah, guess you gotta pedal too, huh?

Alright.

Oh my God. Dude.

They just put an electric motor on this tall bike.

That's awesome.

What do you think of this?

This is crazy as hell.

Alright, so I'm waiting for Dan to get back. I am super excited to try this. I already crashed once today and I don't really know if I want to crash again but, this looks like too much fun.

Here I'll hold in.

No, put your right foot right here.

I want to get that shot, over the bridge.

You want to do it?

Yeah.

Alright, now just pedal it.

I just fell off the bike. I was hoping not to crash it, but I did. I landed on the foot I hurt earlier. But, we're going to get back up and we're going to go to this overpass and ride over.

Alright, juice her.

Dude, this gas pedal literally works so perfectly.

It couldn't be any better, dude.

You're good!

Dude, this thing has a J[inaudible 00:12:53].

Alright, tall bike is a success. The electric wheel makes that thing so awesome. People were going insane as we were passing them. Dan just took it back and he's going to try to make his way over this over pass.

Hums like a champ.

Buddy. It's so high up. This is awesome.

Look at this thing. Here comes Logan on the fat boy.

Alright, Dan's about to get off.

Dude this thing cooks pretty freaking proper. It's awesome.

Logan is finally going to man up and get on the tall bike, while I ride the fat boy.

Why is this a thing?

It's a pretty solid wheel.

It's not even that...

I was scared at first.

It's the bike.

Dolly shot.

I can hardly keep up with this thing.

Fat boy!

Tall bike was an absolute success.

Damn, son.

Boom, baby. Tall bike with electric wheel, completed.

GeoOrbital teams up with the Mashpee Police Department

GeoOrbital is a new company and we have an innovative wheel technology. And our first product was a consumer model, but we always had the idea that police patrols, bike patrols, would use our technology. Mashpee has a very strong mission to use their bike patrols to intermingle with the public. And so we contacted the chief and here we are.

It's a very robust design. It's made in the USA, and we import some parts from overseas, but it's made in New Hampshire, the frame is made in New Hampshire. The tire, the battery, everything is put together in Massachusetts. So it's very, very strong. It's aerospace-grade aluminum that make up their frame. It's Panasonic battery cells, the same ones we find in Tesla cars. So it's really the highest built quality components that we can get and we put them in to make a really, really robust product that we see some success in law enforcement use. And these guys are really tough on their [inaudible 00:01:11].

It feels great. I mean, way less exertion. You don't have to pedal as much. And I'm very impressed with how fast the wheel gets you going. You're getting 20 miles per hour. I just, I think it's great for our type of work.

Herb Chambers for GeoOrbital

Hi everybody, I'm Herb Chambers and I'm at the New England Auto Show in Boston.

This is really exciting. I've been all through the auto show and there's so many fantastic, fabulous automobiles here, but I have to tell you, that I enjoyed most coming over to see these bikes. I'm a bike fanatic and to see these wheels that are interchangeable, with most any type of a bike that there is, it is absolutely incredible.

The GeoOrbital experience is amazing.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 09/28/2018
FILED 01:43 PM 09/28/2018
SR 20186893358 - File Number 5582686

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GEOORBITAL INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

GeoOrbital, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is GeoOrbital, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 7, 2014.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

First: The name of this Corporation is GeoOrbital, Inc.

Second: Its Registered Office in the State of Delaware is to be located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Zip Code 19808. The Registered Agent in charge thereof is Corporation Service Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of the total stock this corporation is authorized to issue is 1,800,000 common voting shares with a par value of $0.0001 per share; and 300,000 common non-voting shares with a par value of $0.0001.

Fifth: The name and mailing address of the incorporator are as follows:
Name: Michael Burtov
Mailing Address: 44 Pleasant Street, Swampscott, MA 01907

Sixth: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware:

A. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

B. Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

D. The books of the Corporation may be kept at such place within or without the State of Delaware as the By-Laws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

E. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Seventh: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Eighth: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. Indemnification may include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article. The Corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the Board of Directors of the Corporation. The indemnification rights provided in this Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of such persons. The Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

Ninth: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Ninth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Ninth (including, without limitation, each portion of any sentence of this Article Ninth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Tenth: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

Eleventh: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 26th day of September, 2018.

By: _Mihcael Burtov_

Michael Burtov, President